As filed with the Securities and Exchange Commission on May 1, 2003

PEPCO HOLDINGS, INC. FORM U5S Annual Report to Securities and Exchange Commission For the Year 2002

TABLE OF CONTENTS
ITEM		PAGE REF.
1	System Companies and Investments Therein as of December 31, 2002	1
2	Acquisitions or Sales of Utility Assets	10
3	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	10
4	Acquisition, Redemption or Retirement of System Securities	10
5	Investments in Securities of Nonsystem Companies	11
6	Officers and Directors	12
7	Contributions and Public Relations	53
8	Service, Sales and Construction Contracts	54
9	Wholesale Generators and Foreign Utility Companies	55
10	Financial Statements and Exhibits	56
	Consolidating Financial Statements	F-1 to F-4
	Signature of Registrant's Officer	59
	Exhibits:
	Securities Act of 1934 Reports	A
	Corporate Organization & By-Laws	B
	Indentures or Contracts	C
	Tax Allocation Agreement	D
	Other Documents Prescribed by Rule or Order	E
	Report of Independent Public Accountants	F
	Organizational Chart of Exempt Wholesale Generators or Foreign Utility Companies	G
	Financial Statements Regarding Exempt Wholesale Generators or Foreign Utility Companies	H

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2002
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Pepco Holdings, Inc. (72)
Potomac Electric Power Company	100	100	975,374	975,374	Electric utility
Edison Capital Reserves Corporation	100	100	*	*	Investment holding company
Potomac Electric Power Company Trust I (1)	N/A	100	3,866	3,866	Financing
Gridco International L.L.C. (2)	N/A	50		*	Inactive
Microcell Corporation (3)	0	7.5	*	*	Commercial fuel cells
POM Holdings, Inc.	1,000	100	*	*	Inactive
PepMarket.com LLC (4)	N/A	100	*	*	Inactive
Pepco Energy Services, Inc.	1,000	100	*	*	Energy-related company
Pepco Building Services, Inc.	1,000	100	*	*	Energy-related company
MET Electrical Testing Company, Inc.	1,000	100	*	*	Energy-related company
Substation Test Company, Inc.(5)	1,000	100	*	*	Energy-related company
Engineered Services, Inc.	1,000	100	*	*	Energy-related company
G&L Mechanical Services, Inc.	1,000	100	*	*	Energy-related company
Unitemp, Inc.	1,000	100	*	*	Energy-related company
Seaboard Mechanical Services, Inc.	1,000	100	*	*	Energy-related company
PES Home Services of Virginia	1,000	100	*	*	Home-related energy services
Potomac Power Resources, Inc.	1,000	100	*	*	Exempt wholesale generator
PES Landfill Gas Corporation	1,000	100	*	*	Energy-related company
Fauquier Landfill Gas, LLC (6)	N/A	75	*	*	Energy-related company
Trigen-Pepco Energy Services, LLC (7)	N/A	50	*	*	Energy-related company
Viron/Pepco Services Partnership (8)	N/A	50	*	*	Energy-related company
Potomac Capital Investment Corporation (9)	1,000	100	*	*	Nonutility holding company
PCI Netherlands Corporation	1,000	100	*	*	Foreign utility company
PCI Queensland Corporation	1,000	100	*	*	Exempt wholesale generator
Kramer Junction Company (10)		30.6	*	*	Holds qualifying small power production facilities
Luz Solar Partners, Ltd., III (11)	N/A	22	*	*	Qualifying small power production facilities
Luz Solar Partners, Ltd., IV (12)	N/A	10	*	*	Qualifying small power production facilities
Luz Solar Partners, Ltd., V (13)	N/A	19	*	*	Qualifying small power production facilities
Luz Solar Partners, Ltd., VI (14)	N/A	31	*	*	Qualifying small power production facilities
Luz Solar Partners, Ltd., VII (15)	N/A	25	*	*	Qualifying small power production facilities
Electro Ecology, Inc. (16)	124	50	*	*	Qualifying small power production facilities
Pepco Enterprises, Inc.	1,000	100	*	*	Energy-related business opportunities

Energy and Telecommunications Services, LLC (17)	N/A	100	*	*	Nonutility holding company
Severn Cable LLC (18)	N/A	100	*	*	Utilities and telecommunications contractor
Severn Construction, LLC (19)	N/A	100	*	*	Utilities and telecommunications contractor
Pepco Energy Company (20)	1,000	100	*	*	Inactive
W.A. Chester, LLC (21)	N/A	100	*	*	Utilities and telecommunications contractor
W.A. Chester Corporation	1,000	100	*	*	Utilities and telecommunications contractor
Pepco Technologies, LLC (22)	N/A	100	*	*	Energy-related company
AMP Funding, LLC (23)	N/A	97	*	*	Being held for liquidation
RAMP Investments, LLC (24)	N/A	98	*	*	Nonutility holding company.
PCI Air Management Partners, LLC (25)	N/A	100	*	*	Aircraft leasing
PCI Ever, Inc.	1,000	100	*	*	Nonutility holding company
Friendly Skies, Inc.	1,000	100	*	*	Aircraft leasing
PCI Air Management Corporation	1,000	100	*	*	Aircraft leasing
American Energy Corporation	1,000	100	*	*	Nonutility holding company
PCI-BT Investing, LLC (26)	N/A	95	*	*	Nonutility holding company
Potomac Aircraft Leasing Corporation	1,000	100	*	*	Nonutility holding company
Potomac Capital Markets Corporation	1,000	100	*	*	Nonutility holding company
Edison Place, LLC (27)	N/A	100	*	*	Real estate
Linpro Harmans Land LTD Partnership (28)	N/A	50	*	*	Inactive
Potomac Harmans Corporation	1,000	100	*	*	Real estate
Harmans Building Associate (29)s	N/A	100	*	*	Real estate
Potomac Nevada Corporation	1,000	100	*	*	Nonregulated investments
Potomac Delaware Leasing Corporation	651.35	100	*	*	Aircraft leasing
Potomac Equipment Leasing Corporation	1,000	100	*	*	Equipment leasing
Potomac Leasing Associates, LP (30)	N/A	100	*	*	Intercompany receivables
Potomac Nevada Leasing Corporation	1,000	100	*	*	Intercompany receivables
PCI Engine Trading, Ltd.	12,000	100	*	*	Investments
Potomac Capital Joint Leasing Corporation	1,334	100	*	*	Investments and intercompany receivables
PCI Nevada Investments (31)	N/A	100	*	*	Investments
PCI Holdings, Inc.	1,000	100	*	*	Nonutility holding company
Aircraft International Management Co. (32)	10,000	99	*	*	Intercompany receivables
PCI-BT Ventures (33)	N/A	90.91	*	*	Nonutility holding company
Potomac Nevada Investment, Inc.	1,000	100	*	*	Aircraft equipment leasing
American-LB Energy Partnership (34)	N/A	50	*	*	Inactive
Carbon Composite, LLC (35)	N/A	50	*	*	Inactive
PCI Energy Corporation	1,000	100	*	*	Oil and gas investments

Pepco Communications, Inc.	1,000	100		*	Exempt telecommunications company
Pepco Communications, LLC	N/A	100	*	*	ETC subsidiary
Starpower Communications, LLC (36)	N/A	50	*	*	Telecommunications company.
Nextgate, Inc. (37)	1,000	100	*	*	Inactive
PHI Service Company (38) (72)	1,000	100	(491)	(491)	Service company
Conectiv (72)	100	100	1,346,305	1,346,305	Registered holding company
Delmarva Power & Light Company	1,000	100	577,826	577,826	Combination gas and electric utility
Delmarva Power Financing I	N/A	100	2,165	2,165	Financing
Atlantic City Electric Company	18,320,937	100	619,282	619,282	Electric utility
Atlantic Capital I (39)	N/A	100	2,165	2,165	Financing
Atlantic Capital II (40)	N/A	100	773	773	Financing
Atlantic City Electric Transition Funding LLC (41)	N/A	100	2,200	2,200	Financing
Keystone Fuels, LLC (42)	N/A	2.47	*	*	Holds energy contracts
Conemaugh Fuels, LLC (43)	N/A	3.83	*	*	Holds energy contracts
Conectiv Properties and Investments, Inc.	1,000	100	*	*	Nonregulated investments
DCI II, Inc.	1,000	100	*	*	Leveraged Leasing
LUZ Solar Partners, LTD., IV (44) (71)	N/A	4.779	*	*	Qualifying small power production facilities
DCTC-Burney, Inc.	1,000	100	*	*	Nonutility holding company
Forest Products, L.P. (45)	N/A	1	*	*	Investments
Burney Forest Products, A Joint Venture (46)	N/A	56	*	*	Energy-related company
Conectiv Solutions LLC (47) (72)	N/A	100	*	*	Energy management services
ATE Investment, Inc. (48) (70)	100	100	*	*	Equity Investments
King Street Assurance Ltd.	120,000	100	*	*	Insurance
Enertech Capital Partners, L.P. (49) (71)	N/A	94	*	*	Energy-related investments
Enertech Capital Partners II, L.P. (50) (71)	N/A	11	*	*	Energy-related investments
Pac-West Telecomm, Inc. (51) (71)	291,584	<1	*	*	Communications services
Capstone Turbine Corporation (52) (71)	790,838	<1	*	*	Energy-related products
Black Light Power, Inc. (53)	160	<1	*	*	Energy research
Millennium Account Services, LLC (54) (71)	N/A	50	*	*	Meter reading services
Conectiv Services, Inc.	1,000	100	*	*	Energy-related services
Conectiv Plumbing, L.L.C. (55)	N/A	100	*	*	Plumbing Services
Conectiv Thermal Systems, Inc.	100	100	*	*	Energy-related company
ATS Operating Services, Inc.	50	100	*	*	Energy-related company
Atlantic Jersey Thermal Systems, Inc.	100	100	*	*	Energy-related company
Thermal Energy Limited Partnership I (56)	N/A	100	*	*	Energy-related company
Atlantic Generation, Inc.	100	100	*	*	Energy-related company
Vineland Limited, Inc.	100	100	*	*	Energy-related company
Vineland Cogeneration L. P. (57)	N/A	50	*	*	Energy-related company
Vineland General, Inc.	100	100	*	*	Energy-related company
Pedrick Gen., Inc. (70)	100	100	*	*	Energy-related company
Cogeneration Partners of America (58)	N/A	50	*	*	Inactive

Binghamton Limited, Inc.	100	100	*	*	Being held for liquidation
Binghamton General, Inc.	100	100	*	*	Being held for liquidation
Energy Investors Fund III, L.P. (59) (71)	N/A	4.9	*	*	IPP investments
Conectiv Communications, Inc. (72)	100	100	*	*	Exempt telecommunications company
Atlantic Southern Properties, Inc.	100	100	*	*	Real estate
Conectiv Energy Holding Company (72)	1,000	100	*	*	Holding company
ACE REIT, Inc	1,000	100	*	*	Holding company
Conectiv Atlantic Generation, L.L.C. (60)	N/A	100	*	*	Utility
Conectiv Bethlehem LLC (61)	N/A	100	*	*	Exempt wholesale generator
Conectiv Delmarva Generation, Inc	1,000	100	*	*	Utility
Conectiv Energy Supply, Inc.	1,000	100	*	*	Energy trading
Conectiv Operating Services Company	1,000	100	*	*	Energy-related company
Conectiv Mid-Merit, Inc.	1,000	100	*	*	Utility
Energy Systems North East, LLC (62)	N/A	50	*	*	Exempt wholesale generator
Conectiv Pennsylvania Generation, Inc. (63)	1,000	100	*	*	Exempt wholesale generator
Delaware Operating Services Company (64)	1,000	100	*	*	Energy-related company
PHI Operating Services Company (65)	1,000	100	*	*	Energy-related company
Tech Leaders II, L.P. (66) (71)	N/A	2.6	*	*	Energy-related investments
SciQuest.com, Inc.(67) (71)	N/A	<1	*	*	E-commerce and computer support
Internet Capital Group, Inc.(68) (71)		<1	*	*	E-commerce
Adolor Corp (69) (71)		<1	*	*	Pharmaceutical

Footnotes to Item 1:
(1)	Potomac Electric Power Company Trust I is a Delaware statutory trust.
(2)	Gridco International L.L.C. is an inactive Delaware limited liability company. Potomac Electric Power Company has a 50% interest. The remaining interest is held by Public Service Electric & Gas Co.
(3)

Microcell Corporation is a private corporation in which Potomac Electric Power Company has a 7.5% interest. As of December 31, 2002, Potomac Electric Power Company owned 476,190 shares of Preferred B stock.

(4)	PepMarket.com LLC is an inactive Delaware limited liability company.
(5)	Substation Test Company, Inc. was merged into MET Electrical Testing Company as of December 31, 2002.
(6)	Fauquier Landfill Gas, LLC is a Delaware limited liability company in which PES Landfill Gas Corporation holds a 75% interest.
(7)	Trigen-Pepco Energy Services, LLC is a District of Columbia limited liability company in which Pepco Energy Services, Inc. holds a 50% interest.
(8)	Viron/Pepco Services Partnership is a Delaware general partnership in which Pepco Energy Services, Inc. holds a 50% interest.
(9)	Potomac Capital Investment Corporation and certain subsidiaries hold investments in nonsystem entities. Such investments are detailed below.
Owner	Nonsystem Entity	Type of Investment	Value @12/31/02 ($ thousands)
Potomac Capital Joint Leasing Corporation	Central Illinois Light Company	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Gulf States Utilities	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Kentucky American Water	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Nicor, Inc.	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Northwest Natural Gas	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Pacificorp	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Rochester Gas & Electric	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Southern Cal Edison	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	UGI Corp.	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Vermont Public Services	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Avista Corp.	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Whirlpool Financial	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	Freddie Mac	Preferred Stock - Nonvoting	*
Potomac Capital Joint Leasing Corporation	San Diego Gas & Electric	Preferred Stock - Nonvoting	*
PCI Holdings, Inc.	Duke Power	Preferred Stock - Nonvoting	*
PCI Holdings, Inc.	Louisville Gas & Electric	Preferred Stock - Nonvoting	*

PCI Holdings, Inc.	Pacific Gas & Electric	Preferred Stock - Nonvoting	*
PCI Holdings, Inc.	Puget Sound	Preferred Stock - Nonvoting	*
Potomac Capital Investment Corporation	BT Capital Funding Corp.	Preferred Stock - Nonvoting	*
PCI Ever, Inc.	BT Ever	Preferred Stock - Nonvoting	*
	General Electric Capital Corp.	Commercial Paper	*
	Citicorp	Commercial Paper	*
	American Express	Commercial Paper	*
	CIT Group, Inc.	Commercial Paper	*
	ZCM Matched Funding	Commercial Paper	*
	Bristol-Myers Squibb Co.	Commercial Paper	*
Potomac Capital Investment Corporation	Corvis Corporation	Common Stock	*
Potomac Capital Investment Corporation	Kinetic Venture Fund I	11.1% interest in fund investing in energy and telecommunication startup companies	*
Potomac Capital Investment Corporation	Kinetic Venture Fund II	14.28% interest in fund investing in energy and telecommunication startup companies	*
Potomac Capital Investment Corporation	BT Funding, LP	2% partnership interest	*
(10)	Kramer Junction Company is a California corporation in which Potomac Capital Investment Corporation holds 30.6% interest.
(11)	Luz Solar Partners, Ltd., III is a California limited partnership in which Potomac Capital Investment Corporation holds a 22% limited partnership interest.
(12)	Luz Solar Partners, Ltd., IV is a California limited partnership in which Potomac Capital Investment Corporation holds a 10% limited partnership interest.
(13)	Luz Solar Partners, Ltd., V is a California limited partnership in which Potomac Capital Investment Corporation holds a 19% limited partnership interest.
(14)	Luz Solar Partners, Ltd., VI is a California limited partnership in which Potomac Capital Investment Corporation holds a 31% limited partnership interest.
(15)	Luz Solar Partners, Ltd., VII is a California limited partnership in which Potomac Capital Investment Corporation holds a 24% limited partnership interest.
(16)	Electro Ecology, Inc. is a New York corporation in which Potomac Capital Investment Corporation holds a 50%. The remaining interest is held by Windsor Machinery Company, Inc.
(17)	Energy and Telecommunications Services, LLC is a Delaware limited liability company.
(18)	Severn Cable LLC is a Delaware limited liability company.
(19)	Severn Construction, LLC is a Delaware limited liability company.
(20)	Pepco Energy Company is inactive.
(21)	W.A. Chester, LLC is a Delaware limited liability company.
(22)	Pepco Technologies, LLC is a Delaware limited liability company.
(23)	AMP Funding, LLC is a Delaware limited liability company currently being held for liquidation.
(24)

RAMP Investments, LLC is a Delaware limited liability company owned by Potomac Capital Investment Corporation (97%) and PCI Air Management Corporation, both associated companies. The remaining 2% is held by AM-BT Nevada, Inc.

(25)	PCI Air Management Partners, LLC is a Delaware limited liability company owned by RAMP Investments, LLC (99%) and PCI Air Management Corporation, both associated companies.

(26)

PCI-BT Investing, LLC is a Delaware limited liability company owned by Potomac Capital Investment Corporation (31.33%), American Energy Corporation (31.33%), Potomac Nevada Corporation (31.33%) and PCI Air Management Corporation (1%), each an associated company. The remaining 5% is owned by Bankers Trust Company.

(27)	Edison Place, LLC is a Delaware limited liability company.
(28)	Linpro Harmans Land LTD Partnership is an inactive Maryland general partnership in which Potomac Capital Investment Corporation has 50% general partnership interest.
(29)	Harmans Building Associates is a Maryland general partnership owned by Potomac Capital Investment Corporation (50%) and Potomac Harmans Corporation (50%), both associated companies.
(30)	Potomac Leasing Associates, LP, is a Delaware limited partnership owned by Potomac Delaware Leasing Corporation (98%) and Potomac Nevada Leasing Corporation (2%), both associated companies.
(31)	PCI Nevada Investments is a Delaware general partnership owned by Potomac Capital Joint Leasing Corporation (95%) and Potomac Nevada Corporation (5%), both associated companies.
(32)	Aircraft International Management Company is a Delaware corporation owned by PCI Holdings, Inc. (99%) and BT Ever (1%), both associated companies.
(33)	PCI-BT Ventures is a Delaware partnership in which Potomac Nevada Corporation, an associated company, owns a 90.91% interest. The remaining 9.09% interest is held by BT Potomac.
(34)	American-LB Energy Partnership is an inactive New York general partnership in which Potomac Capital Investment Corporation has a 50% interest.
(35)	Carbon Composite, LLC is an inactive Delaware limited liability company.
(36)	Starpower Communications, LLC is a Delaware limited liability company in which Pepco Communications LLC, an associated company, has a 50% interest. The remaining interest is held by RCN.
(37)	Nextgate, Inc. is inactive.
(38)	PHI Service Company was formerly known as Conectiv Resource Partners, Inc. (name changed on 8/8/02).
(39)	Atlantic Capital I is a Delaware business trust.
(40)	Atlantic Capital II is a Delaware business trust.
(41)	Atlantic City Electric Transition Funding, LLC is a Delaware limited liability company.
(42)	Keystone Fuels, LLC is a Delaware limited liability company in which Atlantic City Electric Company has a 2.47% interest.
(43)	Conemaugh Fuels, LLC is a Delaware limited liability company in which Atlantic City Electric Company has a 3.83% interest.
(44)	Luz Solar Partners, Ltd., VI is a California limited partnership in which Conectiv Properties and Investments Corporation holds a 4.779% limited partnership interest.
(45)	Forest Products, L.P. is a Delaware limited partnership in which DCTC-Burney, Inc. has a 1% general partnership interest.
(46)	Burney Forest Products, A Joint Venture is a California general partnership owned by DCTC-Burney, Inc. and Forest Products, L.P., both associated companies.
(47)	Conectiv Solutions LLC is a Delaware limited liability company.
(48)	ATE Investment, Inc. is a Delaware corporation owned by Conectiv Solutions LLC (85%) and Atlantic Generation, Inc. (15%), both associated companies.
(49)	Enertech Capital Partners, L.P. is a Delaware limited partnership in which King Street Assurance Ltd. Has a 94% limited partnership interest.
(50)	Enertech Capital Partners II, L.P. is a Delaware limited partnership in which King Street Assurance Ltd. has an 11% limited partnership interest.
(51)	Pac-West Telecomm, Inc. is a publicly held company in which King Street Assurance, Ltd. Has a less than 1% interest.
(52)	Capstone Turbine Corporation is a publicly held company in which King Street Assurance, Ltd. Has a less than 1% interest.
(53)	Black Light Power, Inc. is a Delaware corporation in which Conectiv Solutions LLC holds a less than 1% interest.
(54)	Millennium Account Services, LLC is a Delaware limited liability company in which Conectiv Solutions LLC has a 50% interest. The remaining interest is held by South Jersey Gas Company.
(55)	Conectiv Plumbing, L.L.C. is a Delaware limited liability company.
(56)	Thermal Energy Limited Partnership I is a Delaware limited partnership owned by Conectiv Thermal Systems, Inc. (99%) and Atlantic Jersey Thermal Systems, Inc. (1%), both associated companies.

(57)

Vineland Cogeneration Limited Partnership is a Delaware limited partnership in which Vineland Limited, Inc. has a 45% limited partnership interest and Vineland General, Inc. has a 5% general partnership interest. The remaining 50% is owned by Javelin Vineland General Corporation and Javelin Vineland Limited, LLC.

(58)

Cogeneration Partners of America is an inactive New Jersey general partnership in which Atlantic Generation, Inc., an associated company, owns a 50% interest. The remaining 50% is owned by Javelin Holdings, LLC.

(59)	Energy Investors Fund III, L.P. is a Delaware limited partnership in which Atlantic Generation, Inc. holds a 4.9% interest.
(60)	Conectiv Atlantic Generation L.L.C. is a Delaware limited liability company.
(61)	Conectiv Bethlehem, Inc. was converted to a Delaware limited liability company on July 31, 2002.
(62)	Energy Systems North East, LLC is a Delaware limited liability corporation in which Conectiv Mid-Merit, Inc. has a 50% interest. The remaining interest is held by Welch Foods, Inc.
(63)	Conectiv Pennsylvania Generation, Inc. was organized as a Delaware corporation on January 16, 2002. Conectiv Pennsylvania Generation, Inc. is an Exempt Wholesale Generator.
(64)	Delaware Operating Services Company, a Delaware corporation, was organized on December 19, 2002 to operate and maintain power plants.
(65)	PHI Operating Services Company, a Delaware corporation, was organized on December 19, 2002 to operate and maintain power plants.
(66)	Tech Leaders II, L.P. is a Delaware limited partnership in which Conectiv holds a 2.6% limited partnership interest.
(67)	SciQuest.com, Inc. is a publicly traded company in which Conectiv has a less than a 1% interest.
(68)	Internet Capital Group, Inc. is a publicly traded company in which Conectiv has a less than a 1% interest.
(69)	Adolor Corp is a publicly traded company in which Conectiv has a less than a 1% interest.
(70)	ATE Investment, Inc., as limited partner, and Pedrick Gen., Inc, as general partner, liquidated their interest in Pedricktown Cogeneration Limited Partnership as of June 29, 2002.
(71)	Book value as of September 30, 2002.
(72)	Below are listed investments in unsecured debt as of December 31, 2002:
Borrower	Lender	Type of Borrowing	Amount ($000)	Interest Rate (%)	Maturity Date
ATE Investment, Inc.	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Atlantic Generation, Inc.	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Atlantic Southern Properties, Inc.	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Conectiv	Pepco Holdings, Inc.	Intercompany Note	*	2.155	Demand
Conectiv Bethlehem, LLC	Conectiv Energy Holding Company	Intercompany Note	*	2.155	Demand
Conectiv Communications, Inc.	Conectiv Solutions LLC	Intercompany Note	*	7.30	8/16/16
Conectiv Delmarva Generation, Inc.	Pepco Holdings, Inc.	Intercompany Note	*	2.155	Demand
Conectiv Energy Holding Company	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Conectiv Energy Supply, Inc.	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Conectiv Mid-Merit, Inc.	Pepco Holdings, Inc.	Intercompany Note	*	2.155	Demand
Conectiv Pennsylvania Generation, Inc	Pepco Holdings, Inc.	Intercompany Note	*	2.155	Demand

Conectiv Properties and Investments, Inc.	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Conectiv Solutions	Conectiv	Intercompany Note	*	7.30	5/21/11
Conectiv Thermal Systems, Inc.	Conectiv Communications, Inc.	Intercompany Note	*	7.30	5/11/11
Conectiv Operating Services Company	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Potomac Capital Investment Corporation	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
Potomac Capital Investment Corporation	Pepco Holdings, Inc.	Intercompany Note	*	7.535	9/25/14
Potomac Capital Investment Corporation	Pepco Holdings, Inc.	Intercompany Note	*	7.535	9/30/14
Potomac Capital Investment Corporation	Edison Capital Reserves Corporation	Intercompany Note	*	4.00	1/1/05
Pepco Energy Services, Inc.	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
PHI Service Company	PHI Service Company, Agent	Money Pool Advance	*	2.155	Demand
*Confidential treatment requested pursuant to Rule 104(b).

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS None
ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES DURING 2002
Name of Issue And Title of Issue	Name of Company Issuing, Selling, Pledging, Guaranteeing, or Assuming Securities	Issued and Sold ($000)	Pledged, Guaranteed, or Assumed ($000)	Date of Transaction	Proceeds ($000)	Commission Authorization
Delmarva Power & Light Company Pollution Control Refunding Revenue Bonds	Delmarva Power & Light Company	31,000	N/A	5/21/02	31,000	Rule 52
Exempt Facilities Refunding Revenue Bonds	Delmarva Power & Light Company	15,000	N/A	5/29/02	15,000	Rule 52
Atlantic City Electric Company Commercial Paper	Atlantic City Electric Company	(1)	N/A	Various	(1)	Rule 52
Various
Surety Bonds	Various	N/A	76,995	12/31/02	N/A	Rule 45
(1)	Atlantic City Electric Company issued commercial paper at various times throughout 2002. The highest outstanding balance of commercial paper was $134 million on September 3, 2002.

The above do not include issuances of system companies that have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 certificate filing requirements or quarterly reporting on Form U-6B-2 or Form U-9C-3.

ITEM 4	ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES DURING 2002
Name of Issue And Title of Issue	Company Acquiring Redeeming or Retiring Securities	Principal Amount Redeemed and Retired ($000)	Date of Trans- action	Consider- ation ($000)	Extinguish- ment (E) or Held for Further Disposition (D)	Commission Authority
6.46% MTN A	Atlantic City Electric Company	20,000	04/01/02	20,000	E	Rule 42
7.80% Preferred Stock	Atlantic City Electric Company	12,450	05/01/02	12,450	E	Rule 42
7.04% MTN C	Atlantic City Electric Company	5,000	05/28/02	5,000	E	Rule 42
7.01% MTN C	Atlantic City Electric Company	25,000	08/23/02	25,000	E	Rule 42

6.38% TE - Pollution Control	Atlantic City Electric Company	75	12/01/02	75	E	Rule 42
8.50% First Mortgage Bond	Delmarva Power & Light Company	27,500	02/01/02	27,500	E	Rule 42
6.95% First Mortgage Bond	Delmarva Power & Light Company	1,961	06/01/02	1,961	E	Rule 42
6.85% TE - Gas Facilities	Delmarva Power & Light Company	15,000	06/03/02	15,000	E	Rule 42
6.75% TE - Pollution Control	Delmarva Power & Light Company	31,000	06/03/02	31,000	E	Rule 42
6.95% First Mortgage Bond	Delmarva Power & Light Company	30,000	10/01/02	30,000	E	Rule 42
6.59% MTN C	Delmarva Power & Light Company	12,000	10/01/02	12,000	E	Rule 42
9.26% MTN A	Delmarva Power & Light Company	3,000	11/15/02	3,000	E	Rule 42
9.29% MTN A	Delmarva Power & Light Company	1,000	11/15/02	1,000	E	Rule 42
7.75% Preferred Stock	Delmarva Power & Light Company	7,913	12/31/02	7,913	E	Rule 42
6.73% MTN A	Conectiv	100,000	06/01/02	100,000	E	Rule 42
6.80% Preferred Stock	Potomac Electric Power Company	2,000	09/03/02	2,000	E	Rule 42
8.08% MTN B	Potomac Capital Investment Corporation	1,000	8/12/02	1,000	E	Rule 42
8.00 % MTN B	Potomac Capital Investment Corporation	1,000	8/13/02	1,000	E	Rule 42
6.88% MTN C	Potomac Capital Investment Corporation	15,000	9/12/02	15,000	E	Rule 42
7.95% MTN B	Potomac Capital Investment Corporation	30,000	11/30/02	30,000	E	Rule 42

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amount of investments at December 31, 2002 in persons operating in the system's retail area. Please refer to the footnotes to Item 1 for a description of other investments in nonsystem companies.

Name of System Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Service Area of Owner ($000)	Number of Persons (Entities)	Description of Persons or Entities
Potomac Electric Power Company (1)	3	2 (2)	Retail Company Securities
Atlantic City Electric Company (1)	(3)	(3)	Retail Company Securities

Delmarva Power & Light Company (1)	(3)	(3)	Retail Company Securities
(1)	Investments in securities represent bankruptcy distributions applicable to obligations of customers incurred in the ordinary course of business.
(2)	Potomac Electric Power Company also holds securities of 20 other companies that are considered worthless.
(3)	All remaining shares are considered worthless.
ITEM 6. OFFICERS AND DIRECTORS Part 1. Names, principal business address and positions held as of December 31, 2002
ACE REIT, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
AMP Funding, L.L.C. 1801 K Street, NW Suite 900 Washington, DC
Managers
Kevin McGowan	Executive Manager
Edward A. Reznick	Manager
Leslie C. Zimberg	Manager
ATE Investments, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin

Officers
Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
ATS Operating Services, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
David F. Hughes	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Aircraft International Management Company
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
John D. McCallum	Director (Chairman of the Board of Directors)
Kevin McGowan	Director
Margie Vollmann	Director
Leslie Zimberg	Director
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollman	Assistant Secretary

American Energy Corporation
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Director (Chairman of the Board of Directors)
Kevin McGowan	Director
Leslie Z. Zimberg	Director
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Atlantic City Electric Company
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
John M. Derrick, Jr.	Chairman
Joseph M. Rigby
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers
John M. Derrick, Jr.	Chairman
Joseph M. Rigby	President & CEO
Andrew W. Williams	CFO
Roberta S. Brown	Vice President
Joseph M. Castaldi	Vice President
Gary L. Stockbridge	Vice President
J. Mack Wathen	Vice President, Assistant Secretary and Assistant Treasurer
James C. Weller	Vice President
Jerry A. Elliott	Vice President
Anthony J. Kamerick	Treasurer
James P. Lavin	Controller
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary
Gary L. Hanson	Assistant Secretary and Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
John J. Bagnell	Assistant Secretary
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Atlantic City Electric Transition Funding LLC
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Dean A. Christiansen
Orlando Figueroa
Officers
Thomas S. Shaw	Chairman
Joseph M. Rigby	President & COO
James P. Lavin	CFO
Kirk J. Emge	General Counsel
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Atlantic Generation, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Atlantic Jersey Thermal Systems, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899

Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Carl H. Fogler	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Atlantic Southern Properties, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Binghamton General, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO

Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Binghamton Limited, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Carbon Composite, L.L.C.
1801 K Street, NW Suite 900 Washington, DC 20006
Managers
John D. McCallum
Conectiv
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
John M. Derrick, Jr.	Chairman
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers
John M. Derrick, Jr.	Chairman & CEO
Thomas S. Shaw	President & COO
William T. Torgerson	Executive Vice President & General Counsel

Andrew W. Williams	Senior Vice President & CFO
Barbara S. Graham	Senior Vice President
Joseph M. Rigby	Senior Vice President
William H. Spence	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President
Denis M. Canty	Vice President
Joseph M. Castaldi	Vice President
Robert Gabbard	Vice President
Albert F. Kirby	Vice President
Bruce D. McClenathan	Vice President
Michael Ratchford	Vice President
James H. Weller	Vice President
Gary L. Stockbridge	Vice President
David M. Velazquez	Vice President
J. Mack Wathen	Vice President
Jerry A. Elliott	Vice President
Ellen Sheriff Rogers	Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Atlantic Generation, L.L.C.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Bethlehem, LLC
800 King Street P.O. Box 231 Wilmington, DE 19899

Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Communications, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Delmarva Generation, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO

Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Energy Holding Company
800 King Street P.O. 231 Wilmington, DE 19899
Directors	Chairman
John M. Derrick
Thomas S. Shaw
William H. Spence
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers
John M. Derrick, Jr.	Chairman
Thomas S. Shaw	CEO
William H. Spence	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	Senior Vice President & CFO
Barbara S. Graham	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
David M. Velazquez	Vice President
Ellen Sheriff Rogers	Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Energy Supply, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
John M. Derrick, Jr.	Chairman
Thomas S. Shaw
William H. Spence
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase

Officers
John M. Derrick, Jr.	Chairman
Thomas S. Shaw	CEO
William H. Spence	President & COO
Andrew W. Williams	Senior Vice President & CFO
Barbara S. Graham	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Robert Gabbard	Vice President
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
David M. Velazquez	Vice President
Nathan L. Wilson	Vice President & Assistant Secretary
Ellen Sheriff Rogers	Secretary
Kirk J. Emge	General Counsel
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Louis A. Tonelli	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Stacey L. Evans	Assistant Secretary
James B. Jacoby	General Manager
Conectiv Mid-Merit, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President & Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Operating Services Company
800 King Street P.O. Box 231 Wilmington, DE 19899

Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
David F. Hughes	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Pennsylvania Generation, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Properties and Investments, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin

Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen S. Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Services, Inc
800 King Street P.O. 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Solutions LLC
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Thermal Systems, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Carl H. Fogler	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
DCI II, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Susan S. Seipel
Leslie Thomas-Dawson
Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Susan S. Seipel	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Diana C. DeAngelis	Assistant Secretary
Leslie Thomas-Dawson	Assistant Secretary
DCTC-Burney, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899

Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Delaware Operating Services Company
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chief Executive Officer
William H. Spence	President
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President & Controller
D. Bruce McClenathan	Vice President
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Jeffery E. Snyder	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Nina J. Hertz	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Delmarva Power & Light Company
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
John M. Derrick, Jr.	Chairman
Joseph M. Rigby
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase

Officers
John M. Derrick, Jr.	Chairman
Thomas S. Shaw	CEO
Joseph M. Rigby	President
Andrew W. Williams	Senior Vice President & CFO
Barbara S. Graham	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Roberta S. Brown	Vice President
Gary L. Stockbridge	Vice President
J. Mack Wathen	Vice President, Assistant Treasurer & Assistant Secretary
James C. Weller	Vice President
Jerry A. Elliott	Vice President
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary
Gary L. Hanson	Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Edison Capital Reserves Corporation
701 Ninth Street, NW Washington, DC 20068
Directors
Anthony J. Kamerick
Ellen Sheriff Rogers
Joan L. Dobrzynski
Officers
Ellen Sheriff Rogers	President and Assistant Secretary
Karen G. Almquist	Vice President and Treasurer
Joan L. Dobrzynski	Secretary and Assistant Treasurer
Edison Place, LLC
701Ninth Street, NW Washington, DC 20068
Managers
John D. McCallum	Manager
Kevin McGowan	Manager
Leslie C. Zimberg	Manager
Officers
John D. McCallum	Chairman, President
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Kevin McGowan	Vice President
Richard Battista	Controller
Electro Ecology, Inc.
1801 K Street, NW Suite 900 Washington, DC 20068

Directors
John D. McCallum
Officers
John D. McCallum	President
Joy J. Dorsey	Corporate Secretary
Richard Battista	Controller
Energy and Telecommunication Services, L.L.C.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Richard Battista
John Ng
Steven M. Scherer
Officers
Steven M. Scherer	President and Chief Executive Officer
Joy J. Dorsey	Vice President, General Counsel and Secretary
Arun Chawla	Treasurer
Engineered Services, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
Eddie R. Mayberry
Robert Aylward
Peter E. Meier
Officers
Robert Aylward	Chief Executive Officer
Mike Frizell	President
Michael Bletzecker	Vice President
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
Fauquier Landfill Gas, LLC
1300 17th Street, North Suite 1600 Arlington, VA 22209
Members
Ed R. Mayberry	Member
Ed Borroni	Member
Charles R. Foster	Member
David Weiss	Member

Officers
David Weiss	President
Charles R. Foster, III	Vice President
James McDonnell	Treasurer
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
Friendly Skies, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
Avril G. Harvey
John D. McCallum
Kevin McGowan
Diane Vucenich
Leslie C. Zimberg
Officers
John D. McCallum	President
Kevin McGowan	Treasurer
Leslie C. Zimberg	Secretary
G&L Mechanical Services, Inc.
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
Eddie R. Mayberry
Robert Aylward
Peter E. Meier
Officers
Robert Aylward	President & Chief Executive Officer
Richard Cummings	Vice President
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
Kramer Junction Company
2938 Crownview Drive Rancho PV, CA 90275
Directors
Jonathan Boyles
Judy Eyster
Chris Kelleher
Kevin McGowan
Dennis Melstad

Officers
Janet Heck Doyle	CEO and President and Secretary
Tandy McMannes	CFO
John Costanzo	Vice President
King Street Assurance Ltd.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
David J. Doyle
James M. Macdonald	(as alternate to D. J. Doyle only)
Officers
Thomas S. Shaw	Chairman, President and CEO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
M. Howard Yourinson	Vice President
Donna J. Kinzel	Treasurer
I. S. Outerbridge	Secretary
Ellen Sheriff Rogers	General Counsel and Assistant Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Wayne Morgan	Assistant Secretary
MET Electrical Testing Company
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
Eddie R. Mayberry
Officers
Robert Aylward	Chief Executive Officer
Gerald Adamski	President
Catherine Davidson	Treasurer
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
Nextgate, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John M. Derrick, Jr.
John D. McCallum

Dennis R. Wraase
Officers
John D. McCallum	Chairman, President and Chief Executive Officer
Kevin McGowan	Vice President and Chief Financial Officer
John Ng	Vice President Engineering & Construction
Leslie C. Zimberg	Vice President, General Counsel and Secretary
PCI Air Management Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
PCI Energy Corporation
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Kevin McGowan
Leslie C. Zimberg
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
PCI Engine Trading, Ltd.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
C. F. Cooper, A.
Donald H. Malcolm
John D. McCallum
Kevin McGowan
Dennis R. Wraase

Leslie C. Zimberg
John C. Collis, R., Alternate
Officers
Donald H. Malcolm	Chairman
C. F. Cooper, A	Deputy Chairman
Leslie C. Zimberg	Vice President & Assistant Secretary
Kevin McGowan	Controller/Treasurer
Joan L. Barnes, K	Secretary
PCI Ever, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
PCI Holdings, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
PCI Netherlands Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman

Kevin McGowan
Leslie C. Zimberg
Margie Vollman
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
PCI Queensland Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg
Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
PES Home Services of Virginia
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
Eddie R. Mayberry
Peter E. Meier
Officers
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
PHI Operating Services Company
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers

Thomas S. Shaw	Chief Executive Officer
William H. Spence	President
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President & Controller
D. Bruce McClenathan	Vice President
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Jeffery E. Snyder	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Nina J. Hertz	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
PHI Service Company
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
John M. Derrick, Jr.	Chairman
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers
John M. Derrick, Jr.	Chairman and CEO
Thomas S. Shaw	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	Senior Vice President & CFO
Barbara S. Graham	Senior Vice President
Joseph M. Rigby	Senior Vice President
William H. Spence	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Denis M. Canty	Vice President
Albert F. Kirby	Vice President
Michael Ratchford	Vice President
Ellen Sheriff Rogers	Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
POM Holdings, Inc.
701 Ninth Street, NW Washington, DC 20068
Directors
John M. Derrick, Jr.
Eddie R. Mayberry
John D. McCallum
Andrew W. Williams
Dennis R. Wraase

Officers
Dennis R. Wraase	Chairman of the Board & Chief Executive Officer
Eddie R. Mayberry	President - Pepco Energy Services Group
John D. McCallum	President - PCI Group
Joy J. Dorsey	Deputy General Counsel and Corporate Secretary
Richard Battista	Controller
Pedrick Gen., Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Pepco Building Services, Inc.
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors

Robert Aylward
Eddie R. Mayberry
Peter E. Meier
Officers
Eddie R. Mayberry	CEO
Robert Aylward	President and COO
Peter E. Meier	General Counsel and Secretary
Adam Chmara	Deputy General Counsel and Assistant Secretary
Pepco Communications, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors

John M. Derrick, Jr.
John D. McCallum
Dennis R. Wraase
Officers
John M. Derrick, Jr.	Chairman
Dennis R. Wraase	Vice Chairman
John D. McCallum	President and Chief Executive Officer
Arsalan Azarsa	Vice President and Controller
John H. Ng	Vice President - Telecommunications Engineering
Leslie C. Zimberg	Secretary
Pepco Communications, L.L.C.
1801 K Street, NW Suite 900 Washington, DC 20006
Managers
John M. Derrick, Jr.	Manger
John D. McCallum	Manager
Dennis R. Wraase	Manager
Officers
John M. Derrick, Jr.	Chairman
Dennis R. Wraase	Vice Chairman
John D. McCallum	President and Chief Executive Officer
Arsalan Azarsa	Vice President and Controller
John H. Ng	Vice President - Telecommunications Engineering
Leslie C. Zimberg	Secretary
Pepco Energy Company
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
Steven M. Scherer	Chairman
Arsalan Azarsa
John Ng
Officers
Steven M. Scherer	President and Chief Executive Officer
Joy J. Dorsey	Vice President, General Counsel and Secretary
Arun Chawla	Treasurer
Pepco Energy Services, Inc.
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
John M. Derrick, Jr.,	Chairman
Eddie R. Mayberry

Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase

Officers
Eddie R. Mayberry	President and CEO
Mark Kumm	President & COO, Asset Management Group
David Weiss	President, Performance Management Group
David Zabetakis	President, Home & Small Business Group
Robert Aylward	President, Pepco Building Services, Inc.
Jim McDonnell, Sr.	VP and CFO
Peter E. Meier	Vice President, General Counsel and Secretary
Caryn Bacon	VP, Asset Management Group
Ed Borroni	VP, Performance Management Group
Robert Hapip	VP, Sales, Performance Management Group
Steve Griffin	Vice President, Performance Management Group
Robert W. Hollis	VP, Performance Management Group
Jim Lukas	VP, Asset Management Group
Mike Mitchell	VP, Home & Small Business Group
A. Glenn Simpson	VP, Planning
Scott Snyder	VP, Risk Management
Adam Chmara	Deputy General Counsel and Secretary
Brad McDonald	Treasurer
Peter McPhun	Controller
Pepco Enterprises, Inc.
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Arsalan Azarsa
Richard Battista
John Ng
Steven M. Scherer

Officers
Steven M. Scherer	President and Chief Executive Officer
Joy J. Dorsey	Vice President, General Counsel and Secretary
Donald S. Parris	Vice President - Technical Services
Arun Chawla	Treasurer
Pepco Holdings, Inc.
701 Ninth Street, NW Washington, DC 20068
Directors
John M. Derrick, Jr.
Edmund B. Cronin, Jr.
Terence C. Golden
George F. MacCormack
Richard B. McGlynn

Judith A. McHale
Floretta D. McKenzie
Lawrence C. Nussdorf
Peter F. O'Malley
Pauline A. Schneider
Dennis R. Wraase
A. Thomas Young

Officers
John M. Derrick, Jr.	Chairman and CEO
Dennis R. Wraase	President & COO
William T. Torgerson	Executive Vice President and General Counsel
Thomas S. Shaw	Executive Vice President
Andrew W. Williams	Senior Vice President and CFO
Barbara S. Graham	Senior Vice President
Ed R. Mayberry	Senior Vice President
John D. McCallum	Senior Vice President
Beverly L. Perry	Senior Vice President
Joseph M. Rigby	Senior Vice President
William J. Sim	Senior Vice President
William H. Spence	Senior Vice President
Denis M. Canty	Vice President
Kenneth P. Cohn	Vice President and CIO
Jill R. Downs	Vice President
Kirk J. Emge	Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
James S. Potts	Vice President
Michael Ratchford	Vice President
Barbara J. Williams	Vice President
Ellen Sheriff Rogers	Vice President, Secretary & Assistant Treasurer
Karen G. Almquist	Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Assistant Treasurer
Kathy A. White	Assistant Controller
Anton Zeithammel	Assistant Controller
Pepco Technologies LLC
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum

Officers
John D. McCallum	Chief Executive Officer
Potomac Aircraft Leasing Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman

Kevin McGowan
Margie Vollmann
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
Potomac Capital Investment Corporation
1801 K Street, NW Suite 900 Washington, DC 20006

Directors
John M. Derrick, Jr.	Chairman
John D. McCallum
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase

Officers
John D. McCallum	President and Chief Executive Officer
Kevin McGowan	Vice President and Chief Financial Officer
Leslie C. Zimberg	Vice President and General Counsel
Richard Battista	Controller
Joy J. Dorsey	Deputy General Counsel and Secretary
Potomac Capital Joint Leasing Corporation
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
Potomac Capital Markets Corporation
1801 K Street, NW Suite 900 Washington, DC 20006

Directors
John D. McCallum	Chairman
Kevin McGowan
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Potomac Delaware Leasing Corporation
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Joy J. Dorsey
Kevin McGowan
Margie Vollmann

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
Potomac Electric Power Company
701 Ninth Street, NW Washington, DC 20068
Directors
John M. Derrick, Jr., Chairman
Dennis R. Wraase
William T. Torgerson
Andrew W. Williams
Thomas S. Shaw
William J. Sim

Officers
John M. Derrick, Jr.	Chairman of the Board
Dennis R. Wraase	Chief Executive Officer
William J. Sim	President and Chief Operating Officer
Andrew W. Williams	Senior Vice President and Chief Financial Officer
Roberta S. Brown	Vice President
William M. Gausman	Vice President
Anthony J. Kamerick	Vice President and Treasurer
James P. Lavin	Vice President and Controller
Michael W. Maxwell	Vice President
Michael J. Sullivan	Vice President
Stanley A. Wisniewski	Vice President

Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary and Assistant Treasurer
Karen G. Almquist	Assistant Treasurer and Assistant Secretary
James J. Demarest, Jr.	Assistant Treasurer and Assistant Secretary
Potomac Equipment Leasing Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
Potomac Harmans Corporation
1801 K Street, NW Suite 900 Washington, DC 20006
Directors
John D. McCallum	Chairman
Kevin McGowan
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Potomac Nevada Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer

Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
Potomac Nevada Investment Inc.
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollmann
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Margie Vollman	Assistant Secretary
Richard Battista	Controller
Potomac Nevada Leasing Corporation
1585 Delucchi Lane #115 Reno, NV 89502
Directors
John D. McCallum	Chairman
Kevin McGowan
Margie Vollman
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollmann	Assistant Secretary
Potomac Power Resources, Inc.
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
Eddie R. Mayberry

Officers
Eddie R. Mayberry	President
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary

Seaboard Mechanical Services, Inc.
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
Eddie R. Mayberry
Robert Aylward
Peter E. Meier

Officers
Robert Aylward	Chief Executive Officer
Jason Sanker	President
Gregory Skillman	Vice President - Dominion Region
Peter E. Meier	Secretary and Treasurer
Adam Chmara	Assistant Secretary
Severn Cable, L.L.C.
1801 K Street, NW Suite 900 Washington, DC 20006
Managers
T. Scott Agnor
Richard Battista
John R. Myers
John Ng
Steven M. Scherer	Chairman

Officers
T. Scott Agnor	President and Chief Executive Officer
John R. Myers	Vice President Business Development and Finance and Corporate Secretary
Severn Construction, L.L.C.
1801 K Street, NW Suite 900 Washington, DC 20006
Managers
T. Scott Agnor	Manager
John Ng	Manager
Richard Battista	Manager
John R. Myers	Manager
Steven M. Scherer	Chairman

Officers
Scott Agnor	President and Chief Executive Officer
John R. Myers	Vice President Business Development and Finance and Corporate Secretary
Substation Test Company (merged into MET Electrical on 12/31/02) 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
E. R. Mayberry
Robert Aylward

Officers
Robert Aylward	Chief Executive Officer
Gerald Adamski	President
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary
Catherine Davidson	Treasurer
Trigen-Pepco Energy Services, LLC
1300 17th Street, North Suite 1600 Arlington, VA 22209
Management Committee
Charles Abbott	Member of Management Committee
Steven G. Smith	Member of Management Committee
David Weiss	Member of Management Committee
Peter E. Meier	Member of Management Committee
Unitemp, Inc.
1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors
Eddie R. Mayberry
Robert Aylward
Peter E. Meier

Officers
Robert Aylward	President & Chief Executive Officer
Phil Masters	Vice President and General Manager
Peter E. Meier	Secretary and Treasurer
Adam Chmara	Assistant Secretary
Vineland General, Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin

Officers

Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Vineland Ltd., Inc.
800 King Street P.O. Box 231 Wilmington, DE 19899
Directors
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin

Officers
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Viron/Pepco Services Partnership
1300 17th Street, North Suite 1600 Arlington, VA 22209
Management Committee
Eddie R. Mayberry	Member of Management Committee
David Weiss	Member of Management Committee
John Mahoney	Member of Management Committee
John Carter	Member of Management Committee

Officers
Jeff Akers	General Manager
W. A. Chester Corporation
1801 K Street, NW Suite 900 Washington, DC 20006
Directors

Steven M. Scherer	Chairman
John H. Wilson, Jr.	Vice Chairman
Arsalan Azarsa
Robert L. Thompson, Jr.

Officers
Robert L. Thompson, Jr.	President and Chief Executive Officer
Frankie L. Musick	Vice President and Secretary
Johnathan A. Sablah	Controller
W.A. Chester, L.L.C.
1801 K Street, NW Suite 900 Washington, DC 20006
Officers
Frankie L. Musick	Corporate Secretary
Jonathan D. Sablah	Controller
Robert L. Thompson, Jr.	President and Chief Executive Officer

Managers
Arsalan Azarsa
Steven M. Scherer	Chairman
Robert L. Thompson, Jr.
John H. Wilson, Jr.	Vice Chairman

ITEM 6. OFFICERS AND DIRECTORS (Continued)

Part II. Financial connections of directors and executive officers as of December 31, 2002

Peter F. O'Malley is a director of Pepco Holdings, Inc. and Legg Mason, Inc. He is eligible to serve as a director of Pepco Holdings, Inc. pursuant to Rule 70(b)(4).

Item 6, Part III (a). COMPENSATION OF DIRECTORS AND OFFICERS

(Item 6, Part III (a) and Item 6, Part III (b) conform with presentations in Pepco Holding, Inc.'s definitive Proxy Statement for the 2003 Annual Meeting of Shareholders)

EXECUTIVE COMPENSATION

      The following table sets forth compensation information for each of the last three fiscal years ended December 31, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company determined on the basis of aggregate salary and bonus (collectively, the "Named Executive Officers"). The information presented in the table for the period August 1, 2002 to December 31, 2002, reflects compensation paid by the Company or its subsidiaries, and for periods prior to August 1, 2002 reflects compensation paid by Pepco, in the cases of Messrs. Derrick, Wraase, Torgerson and Williams, and by Conectiv or its subsidiaries, in the case of Mr. Shaw.

SUMMARY COMPENSATION TABLE
	Annual Compensation				Long-Term Incentive Plan Awards			All Other Compen- sation(10)
Name and Principal Position	Year	Salary	Bonus(5)	Other Annual Compen- sation(6)	Restricted Stock(7)	Options(8)	Incentive Plan Payouts(9)
John M. Derrick, Jr. Chairman and Chief Executive Officer	2002 2001 2000	$727,000 640,000 541,667	$493,997 204,329 255,171	$31,509 26,701 22,630	$545,752 0 0	119,900 119,900 119,900	$90,513 635,097 137,165	$33,824 61,480 57,528

Dennis R. Wraase President and Chief Operating Officer	2002 2001 2000	$455,333 423,333 366,667	$257,833 135.156 172,731	$7,063 6,142 5,341	$205,915 0 0	48,000 48,000 48,000	$58,946 283,186 95,924	$22,673 38,688 36,390

Thomas S. Shaw Executive Vice President	2002 2001 2000	$442,000 425,000 354,700	$226,083 142,375 122,500	$0 0 0	$1,760,916 245,000 150,000	68,333 68,800 51,900	$0 0 0	$1,043,422 60,935 10,606

William T. Torgerson Executive Vice President and General Counsel	2002 2001 2000	$349,000 336,667 298,667	$158,097 107,486 140,697	$5,932 5,158 4,485	$141,382 0 0	39,000 30,000 30,000	$57,394 220,938 93,527	$18,488 31,508 30,014

Andrew W. Williams Senior Vice President and Chief Financial Officer	2002 2001 2000	$292,000 266,667 237,333	$132,276 85,137 91,202	$0 0 0	$121,193 0 0	30,000 30,000 10,300	$31,800 80,666 50,285	$13,206 24,490 23,598
5)		Bonus. For Mr. Shaw, amounts shown for 2001 and 2000 do not include the portion of the bonus deferred and reported in the restricted stock column for those years, see footnote 7 below.
(6)

Other Annual Compensation.    Amounts in this column for each year represent above-market earnings earned by the executive on deferred compensation under the Pepco Deferred Compensation Plan assuming retirement at age 65. The amounts are reduced if the executive terminates employment prior to age 62 for any reason other than death, total or permanent disability or a change in control of Pepco. In the event of a change in control and termination of the participant's employment, a lump sum payment will be made equal to the net present value of the expected payments at age 65 discounted using the Pension Benefit Guaranty Corporation immediate payment interest rate plus one-half of one percent. Payments to the executives are funded by Pepco-owned life insurance policies held in trust. Pepco has purchased such policies on participating individuals under a program designed so that if assumptions as to mortality experience, policy return and other factors are realized, the compensation deferred and the death benefits payable to Pepco under such insurance policies will cover all premium payments and benefit payments projected under this program, plus a factor for the use of Pepco funds.

(7)

Restricted Stock.    Amounts in this column for 2002 represent the dollar value on the grant date of restricted shares of Common Stock awarded to each of Messrs. Derrick, Wraase, Torgerson and Williams under the Merger Success Integration Program implemented under the Company's Long-Term Incentive Plan. The dollar value is calculated by multiplying the number of restricted shares by the market price of the Common Stock on the grant date. These restricted shares vest over a three-year period as follows: 20% on August 1, 2003, 30% on August 1, 2004, and the remaining 50% on August 1, 2005. In calculating the dollar value, the market price of the Common Stock has not been adjusted to reflect that the shares are restricted. Dividends are paid on the restricted shares. Dollar amounts shown are for executives who received restricted shares of Common Stock in the years indicated.

For Mr. Shaw, amounts in this column for 2002 represent the dollar value on the grant date of restricted shares of Common Stock awarded under the Merger Success Integration Program as well as 65,000 restricted shares of Conectiv common stock granted to him under the Conectiv Long-Term Incentive Plan. The 65,000 shares were converted in connection with the merger into 83,333 shares of restricted

Common Stock issued under the Company's Long-Term Incentive Plan. These shares vest over a three-year period: 23% on January 1, 2004, 23% on January 1, 2005, and the remaining 54% on January 1, 2006. The market value of these 83,333 non-vested restricted shares of Common Stock at December 31, 2002 was $1,615,827. Under the Conectiv Executive Incentive Plan, Mr. Shaw was required to defer for at least three years receipt of 20% of his bonus in 2001 and 2000 in the form of restricted stock units purchased under Conectiv's Management Stock Purchase Program at a 20% discount to the then-current market price of the Conectiv common stock. For Mr. Shaw, the amounts shown for 2001 and 2000 reflect the dollar value of these restricted stock units calculated by multiplying the number of restricted stock units purchased by the market price of the Conectiv common stock on the purchase date. These restricted stock units vested as of the date of the merger and were canceled in exchange for cash.

The number and aggregate market value of all restricted shares of Common Stock held by each of the Named Executive Officers at December 31, 2002 were: 27,654 with a market value of $536,211 for Mr. Derrick, 10,434 shares with a market value of $202,315 for Mr. Wraase, 92,048 shares with a market value of $1,784,811 for Mr. Shaw, 7,164 shares with a market value of $138,910 for Mr. Torgerson and 6,141 shares with a market value of $119,074 for Mr. Williams.

(8)

Options.     Amounts in this column for each of the former Pepco executives represent the stock options granted under the Pepco Long-Term Incentive Plan. At the time of the merger, these options were exchanged on a one-for-one basis for Company stock options granted under the Company's Long-Term Incentive Plan. In 2002, prior to the merger, Mr. Shaw was awarded 53,300 Conectiv stock options. At the time of the merger, these options were exchanged on a 1 for 1.28205 basis for 68,333 Company stock options granted under the Company's Long-Term Incentive Plan.

In addition to the options granted in 2002, at the date of the merger, Mr. Shaw held options to purchase 316,700 shares of Conectiv common stock, including options awarded to Mr. Shaw in 2001 (68,800) and 2000 (51,900). These options vested as of the date of the merger and were canceled in exchange for a cash payment.

(9)

Incentive Plan Payouts.     Amounts in this column for the former Pepco executives represent the value of vested Common Stock under Pepco's Performance Restricted Stock Program, a component of the Company's Long-Term Incentive Plan. The amounts shown for 2002 consist of 33 1/3% of Common Stock award from the one-year performance cycle ended December 31, 1999 (the "One-Year 1999 Cycle"), 33 1/3% of the Common Stock award from the eight-month performance cycle ended December 31, 1999 (the "Eight-Month 1999 Cycle"), and 100% of the Common Stock award from the three-year cycle ended December 31, 2002 that vested on January 1, 2003. The amounts shown for 2001 consist of 33 1/3% of the Common Stock award from the One-Year 1999 Cycle, 33 1/3% of the Common Stock award from the Eight-Month 1999 Cycle and 100% of the Common Stock from the three-year cycle ended December 31, 2001 that vested on January 1, 2002. The amounts shown for 2000 consist of 33 1/3% of the Common Stock award from the One-Year 1999 Cycle, 33 1/3% of the Common Stock award from the Eight-Month 1999 Cycle and 50% of the Common Stock award from the performance cycle ended December 31, 1998 that vested on January 1, 2001. The value of the vested Common Stock was calculated by multiplying the number of vested shares by the market price of the Common Stock on the day proceeding the vesting date.

(10)

All Other Compensation.     Amounts in this column for 2002 consist of (i) Pepco's contributions to the Pepco Savings Plan for Exempt Employees of $8,500, $8,500, $8,616 and $4,436 for Messrs. Derrick, Wraase, Torgerson and Williams, respectively, and Conectiv's contribution to the Savings and Investment Plan of $3,315 for Mr. Shaw, (ii) Company, or prior to the merger, Pepco, in the cases of Messrs. Derrick, Wraase, Torgerson and Williams, or, prior to the merger, Conectiv, in the case of Mr. Shaw, contributions to the Executive Deferred Compensation Plan due to Internal Revenue Service limitations on maximum contributions to the Pepco Savings Plan for Exempt Employees and, in the case of Mr. Shaw, the Conectiv Savings and Investment Plan of $19,558, $11,116, $6,494, $7,455 and $7,377 for Messrs. Derrick, Wraase, Shaw, Torgerson and Williams, respectively, and, Conectiv's matching contribution to the Conectiv Deferred Compensation Plan of $30,801 for Mr. Shaw, and (iii) the term life insurance portion of life insurance written on a split-dollar basis of $5,766, $3,057, $2,417 and $1,393 paid by Pepco for Messrs. Derrick, Wraase, Torgerson and Williams, respectively, and $2,812 in term life insurance premiums paid by Conectiv and the Company for Mr. Shaw. The split-dollar life insurance contract provides death benefits to the executive's beneficiaries of approximately three times the executive's annual salary. The split-dollar program is designed so that, if the assumptions made as to mortality experience, policy return and other factors are realized, Pepco will recover all plan costs, including a factor for the use of Pepco's funds. This program was eliminated as of December 31, 2002. All future insurance coverage will be offered as term life insurance.

In 2002, Mr. Shaw received, in connection with the merger, a payment of $1,000,000 in accordance to the terms of his employment contract with the Company. See "Employment Agreements."

OPTION GRANTS IN LAST FISCAL YEAR
	Individual Grants
Name	Number of Securities Underlying Options Granted(#)		% of Total Options Granted to Employees in Fiscal Year(11)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Fair Value(12)
John M. Derrick, Jr.	119,900	(13)	31.0%	$22.57	December 31, 2011	$444,829
Dennis R. Wraase	48,000	(13)	12.4%	$22.57	December 31, 2011	$178,080
Thomas S. Shaw	68,333	(14)	11.0%	$19.03	December 31, 2011	$308,865
William T. Torgerson	39,000	(13)	10.1%	$22.57	December 31, 2011	$144,690
Andrew W. Williams	30,000	(13)	7.8%	$22.57	December 31, 2011	$111,300
(11)

The percentages shown reflect, in the case of Messrs. Derrick, Wraase, Torgerson and Williams, the percentage of the total options granted to Pepco employees in 2002, and, in the case of Mr. Shaw, the percentage of the total options granted to Conectiv employees in 2002. The only options granted by the Company in 2002 were options issued in connection with the merger in exchange for previously granted Pepco and Conectiv stock options.

(12)

The values in this column were determined based on the Black-Scholes option pricing model and are calculated at the time of grant. The following assumptions were used in the calculation: (a) expected price volatility - 27.43%, (b) options will be exercised in the eighth year, (c) an interest rate based upon the corresponding yield of a government bond maturing ten years from the date of grant, (d) expected dividend yield at date of grant and, (e) no adjustments for nontransferability. The fact that the Company used the Black-Scholes model does not necessarily mean that the Company believes or acknowledges that the model can accurately determine the value of options. The ultimate value of the option, if any, will depend on the future market price of the Company's Common Stock and the optionee's individual investment decisions, neither of which can be predicted with any degree of certainty.

(13)

Represents stock options granted in 2002 under the Pepco Long-Term Incentive Plan that, at the time of the merger, were exchanged on a one-for-one basis for Company stock options granted under the Company's Long-Term Incentive Plan. The exercise price of the options is equal to the market price of the Pepco common stock on the grant date (January 2, 2002). The options become exercisable at the rate of 25% per year beginning on January 1, 2003.

(14)

In accordance with the Merger Agreement between Pepco and Conectiv, the 53,300 Conectiv options awarded to Mr. Shaw in 2002 were converted into options for Company Common Stock on a 1 for 1.28205 basis at the time of the merger. The number of options shown for Mr. Shaw reflects the conversion. The exercise price of Mr. Shaw's options is equal to the market price of Conectiv's common stock on the grant date (January 2, 2002), as adjusted by the terms of the Merger Agreement. Fifty percent of these options will become exercisable on January 1, 2004. The remaining options will become exercisable on January 1, 2005.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at End of Fiscal Year		Value of Unexercised In-the-Money Options at End of Fiscal Year(15)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John M. Derrick, Jr.	0	0	198,310	269,775	0	0
Dennis R. Wraase	0	0	57,843	108,000	0	0
Thomas S. Shaw	0	0	0	68,333	0	$24,600
William T. Torgerson	0	0	44,343	76,500	0	0
Andrew W. Williams	0	0	26,584	57,650	0	0
(15)

Value of Unexercised In-the-Money Options at End of Fiscal Year.    The value of unexercised in-the-money options at December 31, 2002 is calculated by multiplying the number of shares by the amount by which the fair market value of the Common Stock on the last trading day of 2002, as reported by the New York Stock Exchange, exceeds the option exercise price. For Messrs. Derrick, Wraase, Torgerson and Williams, the closing price of the Common Stock on the last trading day of 2002 was less than the option exercise prices, making the value of the unexercised in-the-money options zero.

LONG-TERM INCENTIVE PLAN - AWARDS IN LAST FISCAL YEAR
Name	Performance or Other Period Until Maturation or Payout	Threshold Number of Shares	Target Number of Shares	Maximum Number of Shares
John M. Derrick, Jr.	2003-2005 2003 2004	0 0 0	47,500 13,828 13,827	95,000 20,741 20,740

Dennis R. Wraase	2003-2005 2003 2004	0 0 0	24,400 5,218 5,217	48,800 7,826 7,825

Thomas S. Shaw	2003-2005 2003 2004	0 0 0	19,600 4 358 4,357	39,200 6,537 6,536

William T. Torgerson	2003-2005 2003 2004	0 0 0	12,900 4,300 4,300	25,800 6,450 6,450

Andrew W. Williams	2003-2005 2003 2004	0 0 0	11,100 3,700 3,700	22,200 5,550 5,550

      The preceding table sets forth the performance award opportunities granted to the Named Executive Officers in 2002 in accordance with the Performance Restricted Stock Program and the Merger Integration Success Program established under the Company's Long-Term Incentive Plan. The awards are shown for three performance periods. For the first, performance criteria are selected and measured over a three-year period. Depending on the extent to which the performance criteria are satisfied, the executive will earn some or all of the maximum award of shares of Common Stock. For the 2003 through 2005 performance cycle established in 2002, the sole performance measure is the Company's total shareholder return compared to other companies in a peer group comprised of 20 gas and electric distribution companies. However, if, during the course of a performance period, a significant event occurs, as determined in the sole discretion of the Board of Directors, which the Board expects to have a substantial effect on total shareholder performance during the period, the Board may revise such measures. Under the Performance Restricted Stock Program, the participant is eligible to earn a number of shares of Common Stock ranging from 0% to 200% of the target performance award to the extent that the performance objectives are achieved.

      For the second and third performance periods, the executive may earn some or all of the maximum award of shares of Common Stock based on the extent to which operating efficiencies and expense reduction goals are attained through December 31, 2003 and December 31, 2004, respectively.

      In all cases, the shares of Common Stock earned by a participant will vest immediately on the date that the performance award is earned.

PEPCO PENSION PLAN TABLE
Average Annual Salary in Final Three Years of Employment	Annual Retirement Benefits
	Years in Plan
	15	20	25	30	35	40
$250,000	$66,000	$88,000	$109,000	$131,000	$153,000	$175,000
$350,000	$92,000	$123,000	$153,000	$184,000	$214,000	$245,000
$450,000	$118,000	$158,000	$197,000	$236,000	$276,000	$315,000
$550,000	$144,000	$193,000	$241,000	$289,000	$337,000	$385,000
$650,000	$171,000	$228,000	$284,000	$341,000	$398,000	$455,000
$750,000	$197,000	$263,000	$328,000	$394,000	$459,000	$525,000
$850,000	$223,000	$298,000	$372,000	$446,000	$521,000	$595,000
$950,000	$249,000	$333,000	$416,000	$499,000	$582,000	$665,000
$1,050,000	$276,000	$368,000	$459,000	$551,000	$643,000	$735,000
$1,150,000	$302,000	$403,000	$503,000	$604,000	$740,000	$805,000

      The Pepco Holdings Retirement Plan consists of the Pepco General Retirement Plan and the Conectiv Retirement Plan.

      The Pepco General Retirement Plan provides participating employees with at least five years of service with retirement benefits based on the participant's average salary (the term "salary" being equal to the amounts contained in the Salary column of the Summary Compensation Table) for the final three years of employment and the number of years of credited service under the Plan at the time of retirement. Normal retirement under this Plan is age 65. Plan benefits are subject to an offset for any Social Security benefits. Benefits under the Plan may be reduced under provisions of the Internal Revenue Code and by salary deferrals under Pepco's deferred compensation plans (other than the participant's pre-tax contributions made under the Savings Plan). If an executive's retirement benefits under the Plan are reduced by any such limitations, Pepco will pay a supplemental retirement benefit to the eligible executive that is designed to maintain total retirement benefits at the formula level of the Plan. In addition, for executives who retire at age 59 or older, their retirement benefit will be calculated by adding the average of the highest three annual incentive awards in the last five consecutive years to their average salary over the final three years of their employment. The annual incentive amounts are equal to the amounts shown in the Bonus column of the Summary Compensation Table. The current age, years of credited service and compensation used to determine retirement benefits (including supplemental benefits) for the officers named in the Summary Compensation Table who are participants in the Plan are as follows: Mr. Derrick, age 62, 40 years of credited service and $954,055; Mr. Wraase, age 58, 33 years of credited service and $603,684; Mr. Torgerson, age 58, 33 years of credited service and $463,538; and Mr. Williams, age 53, 28 years of credited service and $368,205. Annual benefits at age 65 (including the effect of the Social Security offset) are illustrated in the table above.

      Mr. Shaw participates in the Conectiv Retirement Plan and the Conectiv Supplemental Executive Retirement Plan. The Conectiv Retirement Plan is a Cash Balance Pension Plan, but also includes certain "grandfathered" rights under the Delmarva Retirement Plan that apply to employees, including Mr. Shaw, who had attained either 20 years of service or age 50 on or before January 1, 1999. The Conectiv Supplemental Executive Retirement Plan provides supplemental retirement benefits to which the participating executives would be entitled in the absence of federal tax law limitations on the benefits payable under the Conectiv Retirement Plan.

      Under the Cash Balance Pension Plan, a record-keeping account in a participant's name is credited with an amount equal to a percentage of the participant's total pay, including base pay, overtime and bonuses, depending on the participant's age at the end of the plan year. For Mr. Shaw, the percentage currently is 10%. These accounts also receive interest credits equal to prevailing U.S. Treasury Bill rates during the year. In addition, some of the annuity benefits earned by participants under the former Delmarva Retirement Plan are fully protected as of December 31, 1998, and were converted to an equivalent cash amount and included in each participant's initial cash balance account. Benefits generally become vested after five years of service. When a participant terminates employment, the amount credited to his or her account is converted into an annuity or paid in a lump sum. There is no Social Security offset under the Conectiv Retirement Plan. The estimated retirement benefits, including supplemental retirement benefits, payable to Mr. Shaw under the Conectiv Retirement Plan, calculated based on the cash balance formula and including the Delmarva Retirement Plan credit, if he were to retire at normal retirement age of 65, expressed in the form of a lump sum payment, would be $5,174,000.

      Under the Conectiv Retirement Plan's grandfathering provisions, employees who participated in the Delmarva Retirement Plan and who met age and service requirements as of January 1, 1999, are assured a minimum retirement benefit calculated for all years of service up to the earlier of December 31, 2008 or retirement according to their original benefit formula under the applicable plan. There is no Social Security offset under the Delmarva Retirement Plan. This benefit will be compared to the cash balance account and the employee will receive whichever is greater. The benefit is payable in the form of various annuity options or a lump sum. On December 31, 2008, the participant's grandfathered benefit under the Delmarva Retirement Plan will be frozen, and all future benefit accruals will be under the Cash Balance Pension Plan.

Mr. Shaw was a participant in the Delmarva Retirement Plan. His annual benefits under the plan, as supplemented by the Conectiv Supplemental Executive Retirement Plan, at age 65 are illustrated in the table below. Mr. Shaw's current age, years of credited service and earnings used to determine retirement benefits are as follows: age 55, 31 years of credited service and $680,323. Earnings consist of base salary and bonus as shown in Salary and Bonus columns of the Summary Compensation Table.

DELMARVA PENSION PLAN TABLE
Average Annual Earnings for the 5 Consecutive Years of Earnings that result in the Highest Average	Annual Retirement Benefits
	Years in Plan
	15	20	25	30	35	40
$300,000	$72,000	$96,000	$120,000	$144,000	$168,000	$192,000
$400,000	$96,000	$128,000	$160,000	$192,000	$224,000	$256,000
$500,000	$120,000	$160,000	$200,000	$240,000	$280,000	$320,000
$600,000	$144,000	$192,000	$240,000	$288,000	$336,000	$384,000
$700,000	$168,000	$224,000	$280,000	$336,000	$392,000	$448,000
$800,000	$192,000	$256,000	$320,000	$384,000	$448,000	$512,000
$900,000	$216,000	$288,000	$360,000	$432,000	$504,000	$576,000

Item 6, Part III (b). Security Ownership Of Certain Beneficial Owners And Management.

      The following table sets forth, as of February 1, 2003, for each director, the five executive officers named in the Summary Compensation Table on page 13 (page 46 of this presentation) and all directors and executive officers as a group (i) the number of shares of Common Stock beneficially owned, (ii) the number of shares of Common Stock that could be purchased through the exercise of stock options then-currently exercisable or that are scheduled to become exercisable within 60 days thereafter, and (iii) the total beneficial ownership. The Common Stock is the Company's only class of equity securities. Each of the individuals listed, and all directors and executive officers as a group, beneficially owned less than 1% of the outstanding shares of Common Stock. The following table also sets forth, as of February 12, 2003, the number and percentage of shares of Common Stock owned by all persons known by the Company to own beneficially 5% or more of the Common Stock.

Name of Beneficial Owner	Shares of Common Stock Owned(1)	Common Stock Acquirable Within 60 Days	Total Beneficial Ownership(2)
Edmund B. Cronin, Jr.	1,227	3,500	4,727
John M. Derrick, Jr. (3)	91,432	288,235	379,667
Terence C. Golden	1,942	2,500	4,442
George F. MacCormack	1,282	0	1,282
Richard B. McGlynn	5,745	0	5,745
Judith A. McHale	8,482	2,500	10,982
Floretta D. McKenzie	4,093	3,500	7,593
Lawrence C. Nussdorf	1,000	750	1,750
Peter F. O'Malley	1,828	3,500	5,328
Pauline A. Schneider	2,248	750	2,998
Thomas S. Shaw	92,136	0	92,136
William T. Torgerson	29,858	69,093	98,951
Andrew W. Williams	32,571	44,159	76,730
Dennis R. Wraase	45,532	93,843	139,375
A. Thomas Young	1,000	3,500	4,500
All Directors and Executive Officers as a Group (23 Individuals)	411,262	626,407	1,037,669

Name and Address of Beneficial Owner	Shares of Common Stock Owned(4)	Percent of Common Stock Outstanding
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906	13,723,286	8.1%
(1)

Includes shares held under the Company's Dividend Reinvestment Plan and Employee Savings Plans. Also includes shares awarded under the Company's Long-Term Incentive Plan that will vest over time if the executive officer has the right to vote the shares. Unless otherwise noted, each beneficial holder has sole voting power.

(2)		Consists of the sum of the two preceding columns.
(3)

Includes 36,815 shares owned by Mr. Derrick's spouse. Mr. Derrick disclaims beneficial ownership of these shares. Also includes 5,664 shares held in a trust of which Mr. Derrick is Trustee for the benefit of an adult child and 888 shares held in a trust of which Mr. Derrick is Trustee for the benefit of a minor grandchild.

(4)

According to a Schedule 13G, dated February 12, 2003, filed with the Securities and Exchange Commission, jointly by Franklin Resources, Inc. and Charles B. Johnson and Rupert H. Johnson, Jr., each a principal shareholder of Franklin Resources, Inc., the Common Stock is beneficially owned by one or more open or closed-end investment companies or other managed accounts that are advised by direct and indirect advisory subsidiaries of Franklin Resources, Inc. Sole power to vote or to direct the voting of the Common Stock and to dispose or to direct the disposition of the Common Stock is as follows: Templeton Global Advisors Limited: 7,039,440; Franklin Advisers, Inc.: 6,673,700; Templeton/Franklin Investment Services, Inc.: 6,890; and Fiduciary Trust Company International: 3,256.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and executive officers of a public company and any beneficial owners of more than 10% of any class of the Company's equity securities to file with the Securities and Exchange Commission reports of holdings in the Company's equity securities. The rules of the SEC require the Company to disclose any late filing of these reports and any known failure to file these reports. To the best of the Company's knowledge, all of the filings required to be made by the Company's directors and executive officers were made on a timely basis in 2002. To the Company's knowledge, there are no 10% beneficial owners of Common Stock.

Item 6, Part III(c). Contracts and transactions.

      Pauline Schneider, a director of Pepco Holdings, Inc., is a partner in the law firm of Hunton & Williams. Hunton & Williams rendered legal services to subsidiaries of Pepco Holdings, Inc. in 2002 and is expected to render services to subsidiaries of Pepco Holdings, Inc. in 2003.

Item 6, Part III(d). Indebtedness.

None.

Item 6, Part III(e). Participation in bonus and profit sharing arrangement.

See Item 6, Part III (a) above.

Item 6, Part III(f). Directors and officers rights to indemnity.

Provisions for indemnification of directors and executive officers are included in the Certificate of Incorporation or By-Laws in accordance with applicable laws.

Insurance is purchased for Pepco Holdings, Inc.'s directors and executive officers, plus the directors and officers of the subsidiary companies. This insurance also indemnifies Pepco Holdings, Inc. and its subsidiary companies against any amounts paid by them as allowed by corporate law or By-Laws of Pepco Holdings, Inc. to covered directors and executive officers.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS
Part I.	Expenditures for any political party, candidate for public office or holder of such office, or any committee or agent therefor. None.

Part II.	Expenditures for any citizens group or public relations counsel.
Name of Company	Name of Recipient	Purpose	Accounts Charged	Amount ($000)
Conectiv	Stanton Communications	General public relations consulting	Admin. & Gen.	894

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS Part I. Intercompany Contracts.
Transaction	Serving Company	Receiving Company	2002 Compensation ($000)
Sublease of water rights	Delmarva Power & Light Company	Conectiv Delmarva Generation, Inc.	*
Operating and maintenance services	Conectiv Operating Services Company	Conectiv Thermal Systems, Inc.	*
Labor	ATS Operating Services, Inc.	Conectiv Operating Services Company	*
Meter reading services	Millennium Account Services, LLC	Atlantic City Electric Company	*
Building lease	Atlantic Southern Properties, Inc.	Atlantic City Electric Company	*
Building lease	Conectiv Properties and Investments, Inc.	Delmarva Power & Light Company	*
Building lease	Conectiv Atlantic Generation, Inc.	Atlantic City Electric Company	*
Building lease	Thermal Energy Limited Partnership I	Atlantic City Electric Company	*
Building lease	Potomac Capital Investment Corporation	Potomac Electric Power Company	*
Construction and Maintenance	W. A. Chester LLC	Potomac Electric Power Company	*
Construction and Maintenance	W. A. Chester LLC	Substation Test Company, Inc.	*
Construction and Maintenance	Severn Cable, LLC	Potomac Electric Power Company	*
Maintenance	G&L Mechanical Services	Potomac Electric Power Company	*
Construction and Maintenance	Starpower Communications LLC	Potomac Electric Power Company	*

Note: All of the above contracts were still in existence as of December 31, 2002 except for the contracts between W. A. Chester, LLC and Substation Test Company, Inc.

*Confidential treatment requested pursuant to Rule 104(b).

Part II.

System contracts to purchase goods or services from any affiliate (other than a System company) or a company in which any director or executive officer is a partner or owns 5% or more of any class of equity securities.

None.

Part III.	System contracts with others on a continuing basis for management, supervisory, or financial advisory review.
None.
ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I (a).      Location of and interest in Exempt Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs).
Pepco Holdings, Inc. holds a 100% indirect interest in Potomac Power Resources, Inc., which is an EWG. Potomac Power Resources, Inc. owns two generation plants located in Washington, D.C. Potomac Power Resources, Inc is located at 1300 17th Street North, Arlington, VA.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Netherlands Corporation, which is a FUCO. PCI Netherlands Corporation holds investments in leveraged leases of utility property located in Netherlands and Austria. PCI Netherlands Corporation is located at1801 K Street, NW, Suite 900, Washington, DC.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Queensland Corporation, which is an EWG. PCI Queensland Corporation holds investments in leveraged leases of generation facilities located in Australia. PCI Queensland Corporation is located at1801 K Street, NW, Suite 900, Washington, DC.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Pennsylvania Generation, Inc., which is an EWG. Conectiv Pennsylvania Generation, Inc. is in the process of constructing combined-cycle generating plants. Conectiv Pennsylvania Generation, Inc. is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Bethlehem, LLC, which is an EWG. Conectiv Bethlehem, LLC is in the process of constructing combined-cycle generating plants in Bethlehem, PA. Conectiv Bethlehem, LLC is located at 800 King Street, Wilmington, Delaware.

Conectiv Mid-Merit, Inc. holds a 50% interest in Energy Systems North East, LLC. Energy Systems North East, LLC is an EWG located in North East, Pennsylvania.

Part I (b).      Type and amount of capital invested in EWGs and FUCOs

Company	Recourse Debt ($millions)	Non-Recourse Debt ($millions)	Equity ($millions)	Debt/Equity Ratio (%)
Potomac Power Resources, Inc.	*	*	*	*
PCI Netherlands Corporation	*	*	*	*
PCI Queensland Corporation	*	*	*	*
Conectiv Pennsylvania Generation, Inc.	*	*	*	*
Conectiv Bethlehem, LLC	*	*	*	*
Energy Systems North East, LLC	*	*	*	*
Part 1 (c) Debt to equity ratio and earnings of EWGs and FUCOs See Part 1 (b) above for debt to equity ratios. The earnings of EWGs and FUCOs are listed below:
Company		2002 Earnings ($ millions)
Potomac Power Resources, Inc.		*
PCI Netherlands Corporation		*
PCI Queensland Corporation		*
Conectiv Pennsylvania Generation, Inc.		*
Conectiv Bethlehem, LLC		*
Energy Systems North East, LLC		*

Part 1 (d) Service, sales or construction contracts
Transaction		Serving Company	Receiving Company	2002 Compensation ($000)
Operating and maintenance services		Conectiv Operating Services Company	Conectiv Bethlehem, LLC	*

Part II      Organizational Chart

See Exhibit H and Item 1.

Part III Aggregate Investment in EWGs and FUCOs

As of December 31, 2002, Pepco Holdings Inc.'s investment in EWGs and FUCOs amounted to $1,723.9 million. Pepco Holdings Inc.'s aggregate investment in its public utility companies was $5,899.0 million as of December 31, 2002. The ratio of investment in EWGs and FUCOs to investment in public utility companies was 29.2%.

*Confidential treatment requested pursuant to Rule 104(b).

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS
Page Ref
CONSOLIDATING FINANCIAL STATEMENTS
Consolidating Statement of Income for the Year Ended December 31, 2002
Pepco Holdings, Inc. and Subsidiaries	F-1A
Potomac Electric Power Company and Subsidiaries	F-1B
Pepco Energy Services, Inc. and Subsidiaries	F-1C
Pepco Building Services, Inc. and Subsidiaries	F-1D
Potomac Capital Investment Corporation and Subsidiaries	F-1E
Friendly Skies, Inc. and Subsidiaries	F-1F
AMP Funding, LLC and Subsidiaries	F-1G
Potomac Nevada Corporation and Subsidiaries	F-1H
Potomac Delaware Leasing Corporation and Subsidiaries	F-1I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-1J
Pepco Enterprises, Inc. and Subsidiaries	F-1K
Pepco Communications, Inc. and Subsidiaries	F-1L
Conectiv and Subsidiaries	F-1M
Delmarva Power & Light Company and Subsidiaries	F-1N
Atlantic City Electric Company and Subsidiaries	F-1O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-1P
Conectiv Energy Holding Company and Subsidiaries	F-1Q
Conectiv Solutions LLC and Subsidiaries	F-1R
Conectiv Services, Inc and Subsidiaries	F-1S
Conectiv Thermal Systems, Inc. and Subsidiaries	F-1T
Atlantic Generation, Inc. and Subsidiaries	F-1U
Consolidating Balance Sheet as of December 31, 2002
Pepco Holdings, Inc. and Subsidiaries	F-2A
Potomac Electric Power Company and Subsidiaries	F-2B

Pepco Energy Services, Inc. and Subsidiaries	F-2C
Pepco Building Services, Inc. and Subsidiaries	F-2D
Potomac Capital Investment Corporation and Subsidiaries	F-2E
Friendly Skies, Inc. and Subsidiaries	F-2F
AMP Funding, LLC and Subsidiaries	F-2G
Potomac Nevada Corporation and Subsidiaries	F-2H
Potomac Delaware Leasing Corporation and Subsidiaries	F-2I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-2J
Pepco Enterprises, Inc. and Subsidiaries	F-2K
Pepco Communications, Inc. and Subsidiaries	F-2L
Conectiv and Subsidiaries	F-2M
Delmarva Power & Light Company and Subsidiaries	F-2N
Atlantic City Electric Company and Subsidiaries	F-2O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-2P
Conectiv Energy Holding Company and Subsidiaries	F-2Q
Conectiv Solutions LLC and Subsidiaries	F-2R
Conectiv Services, Inc and Subsidiaries	F-2S
Conectiv Thermal Systems, Inc. and Subsidiaries	F-2T
Atlantic Generation, Inc. and Subsidiaries	F-2U
Consolidating Statement of Cash Flows for the Year Ended December 31, 2002
Pepco Holdings, Inc. and Subsidiaries	F-3A
Potomac Electric Power Company and Subsidiaries	F-3B
Pepco Energy Services, Inc. and Subsidiaries	F-3C
Pepco Building Services, Inc. and Subsidiaries	F-3D
Potomac Capital Investment Corporation and Subsidiaries	F-3E
Friendly Skies, Inc. and Subsidiaries	F-3F
AMP Funding, LLC and Subsidiaries	F-3G
Potomac Nevada Corporation and Subsidiaries	F-3H
Potomac Delaware Leasing Corporation and Subsidiaries	F-3I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-3J
Pepco Enterprises, Inc. and Subsidiaries	F-3K
Pepco Communications, Inc. and Subsidiaries	F-3L
Conectiv and Subsidiaries	F-3M
Delmarva Power & Light Company and Subsidiaries	F-3N
Atlantic City Electric Company and Subsidiaries	F-3O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-3P
Conectiv Energy Holding Company and Subsidiaries	F-3Q
Conectiv Solutions LLC and Subsidiaries	F-3R
Conectiv Services, Inc and Subsidiaries	F-3S
Conectiv Thermal Systems, Inc. and Subsidiaries	F-3T
Atlantic Generation, Inc. and Subsidiaries	F-3U
Consolidating Statement of Retained Earnings for the Year Ended December 31, 2002
Pepco Holdings, Inc. and Subsidiaries	F-4A
Potomac Electric Power Company and Subsidiaries	F-4B
Pepco Energy Services, Inc. and Subsidiaries	F-4C
Pepco Building Services, Inc. and Subsidiaries	F-4D
Potomac Capital Investment Corporation and Subsidiaries	F-4E
Friendly Skies, Inc. and Subsidiaries	F-4F
AMP Funding, LLC and Subsidiaries	F-4G
Potomac Nevada Corporation and Subsidiaries	F-4H
Potomac Delaware Leasing Corporation and Subsidiaries	F-4I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-4J
Pepco Enterprises, Inc. and Subsidiaries	F-4K
Pepco Communications, Inc. and Subsidiaries	F-4L

Conectiv and Subsidiaries	F-4M
Delmarva Power & Light Company and Subsidiaries	F-4N
Atlantic City Electric Company and Subsidiaries	F-4O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-4P
Conectiv Energy Holding Company and Subsidiaries	F-4Q
Conectiv Solutions LLC and Subsidiaries	F-4R
Conectiv Services, Inc and Subsidiaries	F-4S
Conectiv Thermal Systems, Inc. and Subsidiaries	F-4T
Atlantic Generation, Inc. and Subsidiaries	F-4U

Consolidated Notes 1 through 15 to the Consolidated Financial Statements of Pepco Holdings, Inc.'s 2002 Form 10-K filed on March 28, 2003 are incorporated herein by reference.

Consolidated Notes 1 through 13 to the Consolidated Financial Statements of Potomac Electric Power Company's 2002 Form 10-K filed on March 28, 2003 are incorporated herein by reference.

Consolidated Notes 1 through 25 to the Consolidated Financial Statements of Conectiv's 2002 Form 10-K filed on March 28, 2003 are incorporated herein by reference.

Consolidated Notes 1 through 19 to the Consolidated Financial Statements of Delmarva Power & Light Company's 2002 Form 10-K filed on March 28, 2003 are incorporated herein by reference.

Consolidated Notes 1 through 20 to the Consolidated Financial Statements of Atlantic City Electric Company's 2002 Form 10-K filed on March 28, 2003 are incorporated herein by reference.

Consolidated Notes 1 through 4 to the Consolidated Financial Statements of Atlantic City Electric Transition Funding's 2002 Form 10-K filed on March 28, 2003 are incorporated herein by reference.

The above-listed financial statements are filed on Form SE. Confidential treatment is requested for the financial statements of certain of the non-public subsidiaries pursuant to Rule 104(b).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Pepco Holdings, Inc. /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
Date: May 1, 2003

EXHIBIT A

Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Commission on March 28, 2003 (File No. 001-31403), is incorporated herein by reference. Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Commission on March 28, 2003 (File No. 001-1072), is incorporated herein by reference. Conectiv's Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Commission on March 28, 2003 (File No. 001-13895), is incorporated herein by reference. Atlantic City Electric Company's Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Commission on March 28, 2003 (File No. 001-3559), is incorporated herein by reference. Delmarva Power & Light Company's Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Commission on March 28, 2002 (File No. 001-1405), is incorporated herein by reference. Atlantic City Electric Transition Funding LLC's Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Commission on March 28, 2003 (File No. 333-59558), is incorporated herein by reference.

Exhibit B
ACE REIT, Inc.
B.1.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.1.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.1.3	Certificate of Amendment of Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.1.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Aircraft International Management Company
B.2.1	Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.2.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Aircraft Leasing Associates, L.P.
B.3.1	Second Amended and Restated Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.2	Amended and Restated Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.3	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.4	Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.5	Amended and Restated Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
American Energy Partnership
B.4.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.4.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
American L-B Energy Partnership
B.5.1	Joint Venture Partnership Agreement (filed with Pepco Holding, Inc.'s Form U5B)
AMP Funding L.L.C.
B.6.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.6.2	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
ATE Investments, Inc.
B.7.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.7.2	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.7.3	Certificate of Merger - NJ (filed with Pepco Holding, Inc.'s Form U5B)
B.7.4	Certificate of Merger - DE (filed with Pepco Holding, Inc.'s Form U5B)
Atlantic City Electric Company
B.8.1	Restated Charter (filed with Pepco Holding, Inc.'s Form U5B)
B.8.2	Articles of Restatement (filed with Pepco Holding, Inc.'s Form U5B)
B.8.3	Restated Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
Atlantic City Electric Company Transition Funding LLC
B.9.1	Restated Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Atlantic Generation, Inc.
B.10.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.10.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Atlantic Jersey Thermal Systems, Inc.
B.11.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.11.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Atlantic Southern Properties, Inc.
B.12.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.12.2	Certificate of Amendment to Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.12.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
ATS Operating Services, Inc.
B.13.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.13.2	Certificate for Renewal and Revival of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.13.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)

Binghamton General, Inc.
B.14.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.14.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Binghamton Limited, Inc.
B.15.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.15.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Carbon Composite, LLC
B.16.1	Certificate to Restore Good Standing; Certificate of Amendment (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv
B.17.1	Restated Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.17.2	Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv Atlantic Generation, L.L.C.
B.18.1	Certificate of Formation (filed with Conectiv's 2000 Form U5S)
Conectiv Bethlehem LLC (formerly Conectiv Bethlehem, Inc.)
B.19.1	Amended and Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.19.2	Certificate of Conversion (filed with Pepco Holding, Inc.'s Form U5B)
B.19.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.19.4	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv Communications, Inc.
B.20.1	Restated Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.20.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.20.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Delmarva Generation, Inc.
B.21.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.21.2	Certificate of Ownership and Merger (filed with Conectiv's 2000 Form U5S)
B.21.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.21.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Energy Holding Company
B.22.1	Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.22.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.22.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Energy Supply, Inc.
B.23.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.4	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.23.5	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Mid-Merit, Inc.
B.24.1	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.24.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.24.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Operating Services Company
B.25.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.25.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.25.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.25.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Pennsylvania Generation, Inc.
B.26.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.26.2	Certificate of Amendment of Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.26.3	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv Plumbing, L.L.C.
B.27.1	Certificate of Formation (filed with Conectiv's 1998 Form U5S)
B.27.2	Operating Agreement (filed with Conectiv's 1998 Form U5S)

Conectiv Properties and Investments, Inc.
B.28.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.28.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.28.3	Certificate of Merger (filed with Conectiv's 2000 Form U5S)
B.28.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Services, Inc.
B.29.1	Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.29.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.29.3	Bylaws (filed with Conectiv's 2000 Form U5S)
Conectiv Solutions, LLC
B.30.1	Certificate of Formation (filed with Conectiv's 1998 Form U5S)
B.30.2	Limited Liability Company Agreement (filed with Conectiv's 1998 Form U5S)
Conectiv Thermal Systems, Inc.
B.31.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.31.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.31.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
DCI II, Inc.
B.32.1	Articles of Incorporation (filed with Conectiv's 1998 Form U5S)
B.32.2	Bylaws (filed with Conectiv's 1998 Form U5S)
DCTC-Burney, Inc.
B.33.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.33.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Delmarva Operating Services Company
B.34.1	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.34.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Delmarva Power & Light Company
B.35.1	Articles of Restatement (filed with Pepco Holding, Inc.'s Form U5B)
B.35.2	Restated Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.35.3	Restated Charter (filed with Pepco Holding, Inc.'s Form U5B)
B.35.4	Certificate of Correction (filed with Pepco Holding, Inc.'s Form U5B)
Edison Capital Reserves Corporation
B.36.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.36.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Edison Place, LLC
B.37.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.37.2	Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Electro Ecology, Inc.
B.38.1	Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.38.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Energy and Telecommunications Services, LLC
B.39.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.39.2	Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Energy Systems North East, LLC
B.40.1	Certificate of Formation (filed with Conectiv's 2000 U5S)
B.40.2	Limited Liability Company Agreement (filed with Conectiv's 2000 Form U5S)
Engineered Services, Inc.
B.41.1	Certificate of Amendment (filed with Pepco Holding, Inc.'s Form U5B)
B.41.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.41.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Fauquier Landfill Gas, LLC
B.42.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.42.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.42.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Friendly Skies, Inc.
B.43.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.43.2	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)

G&L Mechanical Services, Inc.
B.44.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.44.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Gridco International L.L.C.
B.45.1	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Harmans Building Associates
B.46.1	General Partnership Agreement (filed with Pepco Holding, Inc.'s Form U5B)
King Street Assurance Ltd.
B.47.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.47.2	Bylaws (filed with Conectiv's 1999 Form U5S)
KJC Operating Company
B.48.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.48.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Kramer Junction Company
B.49.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.49.2	Certificate of Amendment of Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.49.3	Certificate of Amendment of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.49.4	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Linpro Harmans Land LTD Partnership
B.50.1	Amended and Restated Limited Partnership Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.50.2	Certificate of Limited Partnership, LLP (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., III
B.51.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.51.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., IV
B.52.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., V
B.53.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., VI
B.54.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.54.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., VII
B.55.1	First Amended and Restated Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.55.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
MET Electrical Testing Company, Inc.
B.56.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.56.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Microcell Corporation
B.57.1	Articles of Restatement (filed with Pepco Holding, Inc.'s Form U5B)
B.57.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Millennium Account Services, LLC
B.58.1	Certificate of Formation (filed with Conectiv's 1999 Form U5S)
B.58.2	Limited Liability Company Operating Agreement (filed with Conectiv's 1999 Form U5S)
Nextgate, Inc.
B.59.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.59.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Air Management Corporation
B.60.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.60.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Air Management Partners, LLC
B.61.1	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
PCI Energy Corporation
B.62.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)

B.62.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Engine Trading, Ltd.
B.63.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.63.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PCI Ever, Inc.
B.64.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.64.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PCI Holdings, Inc.
B.65.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.65.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PCI Netherlands Corporation
B.66.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.66.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Nevada Investments
B.67.1	Agreement of Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.67.2	Registration of Trade Names, Partnerships and Associations (filed with Pepco Holding, Inc.'s Form U5B)
PCI Queensland Corporation
B.68.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.68.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI-BT Ventures
B.69.1	Joint Venture Agreement (filed with Pepco Holding, Inc.'s Form U5B)
PCI-BT Investing, LLC
B.70.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.70.2	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Pedrick Gen., Inc.
B.72.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.72.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Pepco Building Services, Inc.
B.73.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.73.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Communications, Inc.
B.74.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.74.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Communications, LLC
B.75.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.75.2	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Energy Company
B.76.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.76.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Energy Services, Inc.
B.77.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.77.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Enterprises, Inc.
B.78.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.78.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Holdings, Inc.
B.79.1	Restated Certificate of Incorporation (filed with Pepco Holdings' Current Report on Form 8-K for the period 8/1/02)
B.79.2	By-Laws (filed with Pepco Holdings' Current Report on Form 8-K for the period 8/1/02)
Pepco Technologies, LLC
B.80.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.80.2	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
PepMarket.com LLC
B.81.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.81.2	Restated and Amended Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)

PHI Operating Services Company
B.82.1	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.82.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PHI Service Company (formerly Conectiv Resource Partners, Inc.)
B.83.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.83.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.83.3	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
POM Holdings, Inc.
B.84.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.84.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Aircraft Leasing Corporation
B.85.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.85.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Capital Investment Corporation
B.86.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.86.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Capital Joint Leasing Corporation
B.87.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.87.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Capital Markets Corporation
B.88.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.88.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Delaware Leasing Corporation
B.89.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.89.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Electric Power Company
B.90.1	Articles of Incorporation (Filed with Pepco's Quarterly Report on Form 10-Q for quarter ending 9/30/02)
B.90.2	By-Laws (Filed with Pepco's Quarterly Report on Form 10-Q for quarter ending 9/30/02)
Potomac Electric Power Company Trust I
B.91.1	Certificate of Trust (Filed as Ex. 4.1 to Registration Statement No. 333-51241 on 4/2/98)
B.91.2	Form of Amended and Restated Declaration of Trust (Filed as Ex. 4.3 to Amendment No. 1 to Registration Statement No. 333-51241 on 5/7/98)
Potomac Equipment Leasing Corporation
B.92.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.92.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Harmans Corporation
B.93.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.93.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Leasing Associates, LP
B.94.1	Third Amended and Restated Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.94.2	Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Nevada Corporation
B.95.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.95.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Nevada Leasing Corporation
B.96.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.96.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Nevada Investment, Inc.
B.97.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.97.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Power Resources, Inc.
B.98.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.98.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)

RAMP Investments, LLC
B.99.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.99.2	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Seaboard Mechanical Services, Inc.
B.100.1	Certificate of Amendment to Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.100.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.100.3	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Severn Cable LLC
B.101.1	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.l01.2	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
Severn Construction, LLC
B.102.1	Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.102.2	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
Starpower Communications, LLC
B.103.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.103.2	LLC Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.103.3	Amended and Restated Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Substation Test Company, Inc.
B.104.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.104.2	Certificate of Amendment to Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.104.3	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Unitemp, Inc.
B.105.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.105.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Vineland Ltd., Inc.
B.106.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.106.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Vineland General, Inc.
B.107.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.107.2	Amended and Restated Bylaws as amended July 31, 2001 (filed with Conectiv's 2001 Form U5S)
W. A. Chester Corporation
B.108.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.108.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
W. A. Chester, LLC
B.109.1	Certificate of Amendment (filed with Pepco Holding, Inc.'s Form U5B)
B.109.2	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.109.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)

EXHIBIT C

The indentures and other fundamental documents defining the rights of security holders are incorporated herein by reference to Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2002, Conectiv's Annual Report on Form 10-K for the year ended December 31, 2002, Atlantic City Electric Company's Annual Report on Form 10-K for the year ended December 31, 2002, Delmarva Power & Light Company's Annual Report on Form 10-K for the year ended December 31, 2002 and Atlantic City Electric Transition Funding LLC's Annual Report on Form 10-K for the year ended December 31, 2002 as shown in Exhibit A filed herewith.

EXHIBIT D

A copy of the current Pepco Holdings System Tax Allocation Agreement is attached as Exhibit D-1.

EXHIBIT E

Copies of other documents prescribed by rule or order.

None.

EXHIBIT F

Report of Independent Accountants

The report of PricewaterhouseCoopers LLP is included as Exhibit F-1.

EXHIBIT G

See Item 1 for an organizational chart showing the relationship of each Exempt Wholesale Generator and Foreign Utility Company in which the system holds an interest to other system companies.

EXHIBIT H

The following financial statements are included as Exhibit H:

1.	Potomac Power Resources, Inc.
	(a)	Income Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-1C)
	(b)	Balance Sheet as of December 31, 2002 (please refer to Item 10, page reference F-2C)
	(c)	Cash Flow Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-3C)
	(d)	Statement of Retained Earnings for the year ended December 31, 2002 (please refer to Item 10, page reference F-4C)
2.	PCI Netherlands Corporation
	(a)	Income Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-1E)
	(b)	Balance Sheet as of December 31, 2002 (please refer to Item 10, page reference F-2E)
	(c)	Cash Flow Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-3E)

	(d)	Statement of Retained Earnings for the year ended December 31, 2002 (please refer to Item 10, page reference F-4E)
3.	PCI Queensland Corporation
	(a)	Income Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-1E)
	(b)	Balance Sheet as of December 31, 2002 (please refer to Item 10, page reference F-2E)
	(c)	Cash Flow Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-3E)
	(d)	Statement of Retained Earnings for the year ended December 31, 2002 (please refer to Item 10, page reference F-4E)
4.	Conectiv Bethlehem, LLC
	(a)	Income Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-1Q)
	(b)	Balance Sheet as of December 31, 2002 (please refer to Item 10, page reference F-2Q)
	(c)	Cash Flow Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-3Q)
	(d)	Statement of Retained Earnings for the year ended December 31, 2002 (please refer to Item 10, page reference F-4Q)
5.	Conectiv Pennsylvania Generation, Inc
	(a)	Income Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-1Q)
	(b)	Balance Sheet as of December 31, 2002 (please refer to Item 10, page reference F-2Q)
	(c)	Cash Flow Statement for the year ended December 31, 2002 (please refer to Item 10, page reference F-3Q)
	(d)	Statement of Retained Earnings for the year ended December 31, 2002 (please refer to Item 10, page reference F-4Q)
6.	Energy Systems North East, LLC
	(a)	Income Statement for the year ended December 31, 2002 (filed herewith) (confidential treatment requested)
	(b)	Balance Sheet as of December 31, 2002 (filed herewith) (confidential treatment requested)

EXHIBIT D-1
PEPCO HOLDINGS, INC. AND AFFILIATED U.S. CORPORATIONS FORM OF FEDERAL AND STATE INCOME TAX ALLOCATION AGREEMENT

            This agreement (the "Agreement") made as of August 1, 2002, by and among Pepco Holdings, Inc. (formerly New RC, Inc.), a Delaware corporation ("PHI"); Potomac Electric Power Company, a corporation organized under the laws of the District of Columbia and the Commonwealth of Virginia ("Pepco"); the Pepco subsidiaries set forth on Exhibit A hereto (the "Pepco Subsidiaries"); Conectiv, a Delaware corporation ("Conectiv"); and the Conectiv subsidiaries set forth on Exhibit B hereto (the "Conectiv Subsidiaries"), (each, a "Group Member").

W I T N E S S E T H T H A T:

            WHEREAS, the term "Affiliates" as used herein shall be deemed to refer to Pepco, the Pepco Subsidiaries, and the Conectiv Subsidiaries. The Affiliates together with PHI and Conectiv as a collective taxpaying unit, are sometimes referred to collectively as the "Group."

            WHEREAS, Potomac Electric Power Company and Subsidiaries executed the Election to Allocate Consolidated Tax Liability on July 25, 1985 (the "Election"), and the Election was confirmed pursuant to that certain Tax Sharing Agreement between Potomac Electric Power Company and Pepco Holdings Incorporated and its Subsidiaries in November, 2000;

            WHEREAS, Pepco, PHI and Conectiv entered into an Agreement and Plan of Merger dated as of February 9, 2001 among Potomac Electric Power Company, New RC, Inc. and Conectiv;

            WHEREAS, the Group Members desire to join annually in the filing of a consolidated Federal income tax return, and it is now the intention of the Group, to enter into an agreement for the allocation of current federal income taxes; and

            WHEREAS, PHI owns directly or indirectly at least 80 percent of the issued and outstanding shares of each class of voting common stock and at least 80 percent of the total value of the stock of each of the Affiliates and Conectiv; the Group is an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which PHI is the common parent; and the Group presently participates in the filing of a consolidated federal income tax return.

            NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, PHI, Conectiv and the Affiliates agree to allocate tax liability as follows:

I.	Allocation Procedures for Federal Income Tax Liabilities A. General Rule

             Step 1 - The federal consolidated tax liability of the Group (not including any liability for alternative minimum tax) shall be apportioned among the Group Members in accordance with the ratio that each Group Member's separate taxable liability bears to the sum of the separate taxable liabilities of all Group Members having taxable income.

            Step 2 - An additional liability amount will be allocated to Group Members equal to 100% of the excess of the Group Member's separate tax liability over the consolidated tax liability of the Group allocated to the Group Member under Step 1 (an "Excess Separate Tax"); provided, however, the amount of any Excess Separate Tax allocated to a Group Member under this Step 2 shall be reduced by such Group Member's proportional share of the Excess Separate Tax attributable to the losses, credits, and/or other tax benefits of PHI and Conectiv which are not attributable to acquisition related debt, based upon the ratio that each Group Member's Excess Separate Tax bears to the aggregate Excess Separate Tax allocation to all the Group Members (in each case, prior to reduction by this proviso).

            Step 3 - The total of the amounts allocated under Step 2 is credited pursuant to a consistent method to those Group Members who had losses, credits or other net tax benefits included in the consolidated return (referred to as "corporate tax benefits"); provided, however, that for the purposes of this Step 3, PHI and Conectiv shall be deemed to have corporate tax benefits only with respect to that portion of their losses, credits or other tax benefits that arise from taking into account items attributable to acquisition related debt.

B. Alternative Minimum Tax
1. General

            If the total consolidated tax liability results in an alternative minimum tax ("AMT") liability, as imposed by Section 55(a) of the Code, then any consolidated AMT will be allocated to the Group Members based upon their proportionate amounts of AMT.

2. AMT Credits

            If the total consolidated return liability results in consolidated minimum tax credit utilization, the consolidated minimum tax credit shall be tentatively allocated to each Group Member participating in the consolidated return in an amount equal to the lesser of (1) each Group Member's separate Minimum Tax Credit Carryforward or (2) the excess of such Group Member's allocated regular tax over its separate AMT Minimum Tax Credit Carryforward for this purpose is the sum of the annual amounts of consolidated AMT allocated to a Group Member in prior years less the sum of the consolidated minimum tax credits allocated to that Group Member in prior years. If the total of such tentative allocations exceeds the consolidated minimum tax credit utilized in the current taxable year, then the difference between the total of the tentative allocations and the consolidated minimum tax credit utilized for the taxable year shall be allocated as a negative amount to each Group Member in proportion to that Group Member's tentative allocation to the combined total of all such amounts. If the total of the tentative allocations is less than the consolidated minimum tax credit utilized, the difference between the consolidated minimum tax credit utilization and the total of the tentative allocations shall be allocated to each Group Member in proportion to that Group Member's remaining Minimum Tax Credit Carryforward to the combined total of such carryforwards. The consolidated minimum tax credit allocated to each Group Member for the taxable year will equal the sum of the amounts allocated in the two step computation.

C. Separate Return Limitation
Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article I exceed such Group Member's separate tax liability.
D. Unused Corporate Tax Benefits

            A Group Member that is entitled to payment for a corporate tax benefit, but does not receive such payment because of the rules of this Article I shall retain such right for the future to the extent that such benefit can be applied subsequently against the consolidated tax liability. Uncompensated corporate tax benefits arising from negative taxable income shall have priority over the benefits attributable to excess tax credits.

E. Tax Adjustments

            In the event of any adjustments to the tax returns of any of the Group Members (by reason of an amended return, a claim for refund or an audit by the Internal Revenue Service), the tax liability, if any, of each of the Group Members under Section A of this Article I shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments by or to the appropriate Group Members shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by or to (in the case of interest accruing with respect to a refund) each Group Member, in proportion to the increase or decrease in such Group Member's separate return tax liability computed under Section A of this Article I. In any situation in which the Group's tax liability is adjusted by a revenue agent's report or a court settlement and an item-by-item modification is not made, the Group shall consult its accountants for assistance in determining the appropriate Group Member giving rise to such adjusted tax liability. If responsibility cannot be determined, then the penalties and interest shall be allocated to all Group Members employing the same method used to allocate liability for taxes under this Article I.

F. Earnings and Profits

            For purposes of determining the earnings and profits of each Group Member, the tax liability of the Group shall be allocated among the Group Members in accordance with Treasury Regulation Sections 1.1552-1(a)(2) and 1.1502-33(d)(3).

II.	Allocation Procedures for State Income Tax Liabilities A. Allocation

            To the extent any Group Members are required or permitted to file a combined, consolidated, or unitary state income tax return, state and local income tax liabilities will be allocated, where appropriate, among Group Members in accordance with principles similar to those employed in the Agreement for the allocation of consolidated federal income tax liability.

B. Tax Adjustments

            In the event of any adjustments to the tax returns of any consolidated, combined or unitary group covered by this Article II (by reason of an amended return, a claim for refund or an audit by any state taxing authority), the liability, if any, of each Group Member included in such consolidated, combined or unitary return shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments by or to the appropriate Group Members shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by or to (in the case of interest accruing with respect to a refund) each Group Member included in the consolidated, combined or unitary return in proportion to the increase or decrease, as the case may be, in such Group Member's share of the consolidated, combined or unitary business profits tax liability as determined in accordance with this Article II. In any situation in which the consolidated, combined or unitary tax liability is adjusted and an item-by-item modification is not made, the Group Members of such consolidated, combined or unitary group shall consult its accountants for assistance in determining the appropriate Group Member giving rise to such adjusted tax liability. If responsibility cannot be determined, then the penalties and interest shall be allocated to all Group Members included in the consolidated, combined or unitary return employing the same method used to allocate liability for taxes under this Article II.

C. Limitation on Tax Liability Allocation of each Group Member
Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article II exceed such Group Member's separate tax liability.
D. Restriction Pertaining to Reimbursements of Certain Tax Benefits

            Notwithstanding the requirements of this Article II, PHI and Conectiv are not entitled to be reimbursed for any corporate tax benefits or losses other than those arising from acquisition related debt. Adjustments similar to the adjustments provided under Step 2 and Step 3 in Section A of Article I shall be made with respect to any payment made or required pursuant to this Article II.

III.	Administration A. Agency
Any actions to be taken by PHI under this Agreement may be delegated to, and performed by, such designee as deemed appropriate by PHI.
B. Group Member Tax Information

            The Group Members shall submit the tax information requested by PHI, in the manner and by the date requested, in order to enable PHI to calculate the amounts payable by the Group Members pursuant to this Agreement.

C. Settlement Authority

            PHI or, with respect to any combined consolidated or unitary tax return, any person designated by PHI pursuant to Section A of this Article III, shall have sole authority, to the exclusion of all other Group Members, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Group Member notwithstanding that such adjustment may increase the amounts payable by Group Members under this Agreement.

D. Elections

            PHI and the other Group Members shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of a consolidated federal income tax return and any consolidated, combined or unitary state tax return, in each case, as determined by PHI or, with respect to any combined consolidated or unitary tax return, any person designated by PHI pursuant to Section A of this Article III, in such person's sole discretion.

E. Payments

            Payments made to a Group Member pursuant to Step 3 in Section A of Article I or any similar amounts paid pursuant to Article II shall be made at approximately the same time the related tax payments are made to the appropriate tax authorities. Journal entries recording payments made pursuant to this Agreement will be made in the same month in which such payments are made.

F. Preparation of Returns
PHI shall be responsible for the preparation of any income tax returns and the calculations required by this Agreement (including any calculation related to estimated taxes).
IV.	Subsidiaries of Group Members

            If at any time, any of the Group Members acquires or creates one or more subsidiary corporations that are includible corporations of the Group, they shall be subject to this Agreement and all references to the Group Members herein shall be interpreted to include such subsidiaries.

V.	Successors

            This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of any Group Member succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

VI.	Effective Date

            This Agreement shall apply with respect to any payments, adjustments and any other matters addressed herein related to the taxable year ending December 31, 2002, and subsequent taxable years. The provisos in step 2 and step 3 in Section A of Article I shall no longer be effective to the extent the Public Utility Holding Company Act of 1935 (the "1935 Act") is repealed or Rule 45(c) under the 1935 Act is repealed or amended to permit tax sharing payments with respect to losses, credits or other tax benefits of a registered holding company.

VII.	Termination Clause

            This Agreement shall apply to the taxable year ending December 31, 2002, and subsequent taxable years, unless all of the Group Members agree in writing to terminate the Agreement prior to the end of the taxable year. Notwithstanding any termination, this Agreement shall continue in effect with respect to any payment or refunds due for all taxable periods prior to termination.

VIII.	.Notices

            Any and all notices, requests or other communications hereunder shall be given in writing (a) if to PHI, to Attention: Manager of Taxes, Facsimile Number: (202) 872-2268 and (b) if to any other person, at such other address as shall be furnished by such person by like notice to the other parties.

IX.	Expenses

            Each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements.

            IN WITNESS WHEREOF, the duly authorized representatives of the parties have set their hands.

Pepco Holdings, Inc.	Date
Potomac Electric Power Company	Date
Conectiv	Date

EXHIBIT A
Pepco Subsidiaries
Name	Jurisdiction
American Energy Corporation By:	Delaware Date:
Edison Capital Reserves Corporation By:	Delaware Date:
Energy & Telecommunication Services, LLC By:	Delaware Date:
Engineered Services, Inc. By:	Delaware Date:
G&L Mechanical Services, Inc. By:	Delaware Date:
Longwood Realty Company By:	Delaware Date:
Met Electrical Testing Company, Inc. By:	Delaware Date:
PCI-BT Investing, LLC By:	Delaware Date:
PCI Energy Corporation By:	Delaware Date:
Netherlands Corporation By:	Nevada Date:
PCI Queensland Corporation By:	Nevada Date:
Pepco Buildings Services, Inc. By:	Delaware Date:

Pepco Communications, Inc. By:	Delaware Date:
Pepco Energy Company By:	Delaware Date:
Pepco Energy Services, Inc. By:	Delaware Date:
Pepco Enterprises, Inc. By:	Delaware Date:
Pepco Holdings, Inc. By:	Delaware Date:
UniTemp, Inc. By:	Delaware Date:
Pepco Technologies, LLC By:	Delaware Date:
PepMarket.com LLC By:	Delaware Date:
PES Home Warranty Services of Virginia By:	Virginia Date:
PES Landfill Gas Corporation By:	Delaware Date:
Potomac Aircraft Leasing Corporation By:	Nevada Date:
Potomac Capital Investment Corporation ("PCI") By:	Delaware Date:
Potomac Capital Joint Leasing Corporation By:	Delaware Date:
Potomac Capital Markets Corporation By:	Delaware Date:

Potomac Delaware Leasing Corporation By:	Delaware Date:
Potomac Equipment Leasing Corporation By:	Nevada Date:
Potomac Harmans Corporation By:	Maryland Date:
Potomac Land Corporation ("PLC") By:	Delaware Date:
Potomac Nevada Corporation ("PNC") By:	Nevada Date:
Potomac Nevada Investment, Inc. By:	Nevada Date:
Potomac Nevada Leasing Corporation By:	Nevada Date:
Potomac Power Resources, Inc. By:	Delaware Date:
Seaboard Mechanical Contractors, Inc. By:	Delaware Date:
Severn Cable, LLC By:	Delaware Date:
Severn Construction, LLC By:	Delaware Date:
Substation Test Company, Inc. By:	Delaware Date:
W. A. Chester Corporation By:	Delaware Date:
W. A. Chester, LLC By:	Delaware Date:

EXHIBIT B
Conectiv Subsidiaries
Name	Jurisdiction
ACE REIT, Inc. By:	Delaware Date:
ATE Investment, Inc. By:	New Jersey Date:
Atlantic City Electric Company By:	New Jersey Date:
Atlantic Generation, Inc. By:	New Jersey Date:
Atlantic Jersey Thermal Systems, Inc. By:	Delaware Date:
Atlantic Southern Properties, Inc. By:	New Jersey Date:
ATS Operating Services, Inc. By:	Delaware Date:
Binghamton General, Inc. By:	Delaware Date:
Binghamton Limited, Inc. By:	Delaware Date:
Conectiv Communications, Inc. By:	Delaware Date:
Conectiv Energy Supply, Inc. By:	Delaware Date:
Conectiv Operating Services Company By:	Delaware Date:

Conectiv Plumbing, LLC By:	Delaware Date:
Conectiv Resource Partners, Inc. By:	Delaware Date:
Conectiv Services, Inc. By:	Delaware Date:
Conectiv Solutions, LLC By:	Delaware Date:
Conectiv Thermal Systems, Inc. By:	Delaware Date:
DCTC Burney, Inc. By:	Delaware Date:
Conectiv Properties and Investments, Inc. By:	Delaware Date:
Delmarva Power & Light Company By:	Delaware & Virginia Date:
Conectiv Delmarva Generation, Inc. By:	Delaware Date:
Pedrick Gen, Inc. By:	New Jersey Date:
Vineland General, Inc By:	Delaware Date:
Vineland Limited, Inc. By	Delaware Date:
Conectiv Energy Holding Company By:	Delaware Date:
Conectiv Mid-Merit, Inc. By:	Delaware Date:

Conectiv Pennsylvania Generation, Inc. By:	Delaware Date:
King Street Assurance, Ltd. By:	Bermuda Date:

Exhibit F-1
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Pepco Holdings, Inc. for the year ended December 31, 2002, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated February 10, 2003, except as to Note (a) to Note 11 for which the date is February 28, 2003 and as to the eleventh and twelfth paragraphs of Note 15 for which the date is March 4, 2003 relating to the consolidated financial statements and financial statement schedule, which appears in Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Washington, DC
April 30, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Conectiv for the year ended December 31, 2002, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated February 10, 2003, except as to Note (a) of Note 19 for which the date is February 28, 2003 relating to the consolidated financial statements and financial statement schedule, which appears in Conectiv's Annual Report on Form 10-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Philadelphia, PA
April 30, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Potomac Electric Power Company for the year ended December 31, 2002, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated February 10, 2003, except as to the first and second paragraphs of Note 11 for which the date is March 4, 2003 relating to the consolidated financial statements and financial statement schedule, which appears in Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Washington, DC
April 30, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Delmarva Power and Light Company for the year ended December 31, 2002, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated February 10, 2003 relating to the consolidated financial statements and financial statement schedule, which appears in Delmarva Power and Light Company's Annual Report on Form 10-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Philadelphia, PA
April 30, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Atlantic City Electric Company for the year ended December 31, 2002, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated February 10, 2003 relating to the consolidated financial statements and financial statement schedule, which appears in Atlantic City Electric Company's Annual Report on Form 10-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Philadelphia, PA
April 30, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Atlantic City Electric Transition Funding LLC for the year ended December 31, 2002, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated February 10, 2003 relating to the consolidated financial statements which appear in Atlantic City Electric Transition Funding LLC's Annual Report on Form 10-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Philadelphia, PA
April 30, 2003

Exhibit H-6(a)
Energy Systems North East, LLC Income Statement Year Ended December 31, 2002
	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues

Operating Expenses

Property Taxes
Insurance Expense
NEPA Reimbursable O&M Costs
Depreciation and Amortization

Total Operating Expense

Profit from Operations

Other Expense/Income
Interest Expense - NFR Power Note
Interest Expense - Conectiv Mid Merit Note
Miscellaneous Income/Expense
Interest Income

Total Interest Income (Expense)

Net Income

50/50 Partner Income
Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.

Exhibit H-6(b) Page 1 of 2
Energy Systems North East, LLC Balance Sheet As of December 31, 2002
	December 31, 2002	December 31, 2001
Assets
Current Assets
Cash and Equivalents
Accounts Receivable
Revenue Receivable - Energy
Revenue Receivable - ICAP
Revenue Receivable - Steam
Revenue Receivable - Tolling
Other Receivable - NEPA Reimbursement
Other Receivables

Total Current Assets
Property, Plant, & Equipment
3 Year Property
Less Accumulated Depreciation - 3 Years
7 Year Property
Less Accumulated Depreciation - 7 Years
20 Year Property
Less Accumulated Depreciation - 20 Years
Land

Total Fixed Assets
Other Assets
Intangibles
Accumulated Amortization - Intangibles
Deferred Asset - PJM Studies/Application
Deferred Asset - System Impact Study Fee
Prepaid Property Taxes
Prepared Expenses

Total Other Assets

Total Assets
Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.

Exhibit H-6(b) Page 2 of 2
Energy Systems North East, LLC Balance Sheet As of December 31, 2002
	December 31, 2002	December 31, 2001
Liabilities and Equity
Current Liabilities
Accounts Payable
HCRA Accrued Liability
Accruals - Gas Billings
Accruals - Bidding Fees
Accruals - Operating Services
Accrued Interest Expense

Total Current Assets
Long Term Liabilities
LT Demand Note
LT Demand Note

Total Long Term Liabilities
Equity
Beginning Equity
Retained Earnings

Total Long Term Liabilities
Total Liabilities and Equity
Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.